**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-K**

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the Fiscal Year ended September 30, 2023**
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-32998

# Energy Services of America Corporation
(Exact Name of Registrant as Specified in its Charter)

| | |
|---|---|
| **Delaware** | **20-4606266** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification Number) |
| **75 West 3rd Ave., Huntington, West Virginia** | **25701** |
| (Address of Principal Executive Office) | (Zip Code) |

**(304) 522-3868**
(Registrant's Telephone Number including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

| **Title of Each Class** | **Trading Symbol** | **Name of Each Exchange On Which Registered** |
|---|---|---|
| Common Stock, par value $0.0001 per share | ESOA | The Nasdaq Stock Market, LLC |

Securities Registered Pursuant to Section 12(g) of the Act:

**None**
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer", "smaller reporting company", and an "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price on March 31, 2023, was $ 28,138,219.

As of January 16, 2024, there were issued and outstanding 17,925,615 and 16,607,185, respectively, shares of the Registrant's Common Stock.

**DOCUMENTS INCORPORATED BY REFERENCE**

The registrant incorporates by reference its definitive Proxy Statement with respect to its 2024 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of its fiscal year, into (Part III) of this Annual Report on Form 10-K.

**Energy Services of America Corporation**
**Annual Report on Form 10-K**
**For the Fiscal Year Ended**
**September 30, 2023**

**Table of Contents**

**Forward Looking Statements**

Within Energy Services' (as defined below) consolidated financial statements and this Annual Report on Form 10-K, there are included statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may," "will," "should," "could," "expect," "believe," "intend" and other words of similar meaning.

These forward-looking statements do not guarantee future performance and involve or rely on risks, uncertainties, and assumptions that are difficult to predict or beyond Energy Services' control. Energy Services has based its forward-looking statements on management's beliefs and assumptions based on information available to management at the time the statements are made. Actual outcomes and results may differ materially from what is expressed, implied, and forecasted by forward-looking statements and any or all of Energy Services' forward-looking statements may turn out to be wrong. The accuracy of such statements can be affected by inaccurate assumptions and by known or unknown risks and uncertainties.

All the forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements or that are otherwise included in this report. In addition, Energy Services does not undertake and expressly disclaims any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this report or otherwise.


**PART I**


**ITEM 1.     Business**

**Overview**

Energy Services of America Corporation ("Energy Services" or the "Company"), formed in 2006, is a contractor and service company that operates primarily in the mid-Atlantic and central regions of the United States and provides services to customers in the natural gas, petroleum, water distribution, automotive, chemical, and power industries. For the gas industry, the Company is primarily engaged in the construction, replacement and repair of natural gas pipelines and storage facilities for utility companies and private natural gas companies. Energy Services is involved in the construction of both interstate and intrastate pipelines, with an emphasis on the latter. For the oil industry, the Company provides a variety of services relating to pipeline, storage facilities and plant work. For the power, chemical, and automotive industries, the Company provides a full range of electrical and mechanical installations and repairs including substation and switchyard services, site preparation, equipment setting, pipe fabrication and installation, packaged buildings, transformers, and other ancillary work with regards thereto. Energy Services' other pipeline services include corrosion protection services, horizontal drilling services, liquid pipeline construction, pump station construction, production facility construction, water and sewer pipeline installations, various maintenance and repair services and other services related to pipeline construction. The Company has also added the ability to install broadband and solar electric systems and perform civil and general contracting services.

The Company had consolidated operating revenues of $304.1 million for the fiscal year ended September 30, 2023, of which 48.8% was attributable to electrical, mechanical, and general contract services, 30.3% to gas and petroleum transmission projects, and 20.9% to gas & water distributions services. The Company had consolidated operating revenues of $197.6 million for the fiscal year ended September 30, 2022, of which 43.5% was attributable to electrical, mechanical, and general contract services, 29.5% to gas and petroleum transmission projects, and 27.0% to gas & water distributions services.

Energy Services' customers include many of the leading companies in the industries it serves, including:

TransCanada Corporation
NiSource, Inc.
Marathon Petroleum
Mountaineer Gas
American Electric Power
Toyota Motor Manufacturing
Bayer Chemical
Dow Chemical


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Kentucky American Water
WV American Water
Various state, county, and municipal public service districts.

The majority of the Company's customers are in West Virginia, Virginia, Ohio, Pennsylvania, and Kentucky. However, the Company also performs work in other states including Alabama, Michigan, Illinois, Tennessee, and Indiana.

Energy Services' sales force consists of industry professionals with significant relevant sales experience, who utilize industry contacts and available public data to determine how to market the Company's line of products most appropriately. The Company relies on direct contact between its sales force and customers' engineering and contracting departments to obtain new business.

A substantial portion of the Company's workforce are union members of various construction-related trade unions and are subject to separately negotiated collective bargaining agreements that expire at varying time intervals. The Company believes its relationship with its unionized workforce is good.

C.J. Hughes Construction Company, Inc. ("C.J. Hughes"), a wholly owned subsidiary of the Company, is a general contractor primarily engaged in pipeline construction for utility companies. Contractors Rental Corporation ("Contractors Rental"), a wholly owned subsidiary of C.J. Hughes, provides union building trade employees for projects managed by C.J. Hughes.

Nitro Construction Services, Inc. ("NCS"), a wholly owned subsidiary of C.J. Hughes, provides electrical, mechanical, HVAC/R, and fire protection services to customers primarily in the automotive, chemical, and power industries. Revolt Energy, LLC ("Revolt"), a wholly owned subsidiary of NCS, performs residential solar installation projects. Nitro Electric Company, LLC ("Nitro Electric"), a wholly owned subsidiary of NCS, performs industrial electrical work and has a satellite office registered in Michigan. Pinnacle Technical Solutions, Inc. ("Pinnacle"), a wholly owned subsidiary of NCS, operates as a data storage facility within Nitro's office building. Pinnacle is supported by NCS and has no employees of its own. NCS and its subsidiaries will collectively be referred to "Nitro".

All C.J. Hughes, Nitro, and Contractors Rental construction personnel are union members of various related construction trade unions and are subject to collective bargaining agreements that expire at varying time intervals.

West Virginia Pipeline, Inc. ("West Virginia Pipeline" or "WVP"), a wholly owned subsidiary of Energy Services, operates as a gas and water distribution contractor primarily in southern West Virginia. The employees of West Virginia Pipeline are non-union and are managed independently of the Company's union subsidiaries.

SQP Construction Group, Inc. ("SQP"), a wholly owned subsidiary of Energy Services, operates as a general contractor primarily in West Virginia. SQP engages in the construction and renovation of buildings and other civil construction projects for state and local government agencies and commercial customers. As a general contractor, SQP manages the overall construction project and subcontracts most of the work. The employees of SQP are non-union and are managed independently of the Company's union subsidiaries.

Tri-State Paving & Sealcoating, Inc. ("TSP" or "Tri-State Paving"), a wholly owned subsidiary of Energy Services, completed the acquisition of substantially all the assets of Tri-State Paving & Sealcoating, LLC ("Tri-State Paving, LLC") on April 29, 2022. Tri-State Paving provides utility paving services to water distribution customers in the Charleston, West Virginia, Lexington, Kentucky, and Chattanooga, Tennessee markets. The employees of TSP are non-union and are managed independently of the Company's union subsidiaries.

Ryan Construction Services Inc. ("Ryan Construction" or "RCS"), a wholly owned subsidiary of Energy Services, formed in August 2022 in connection with the acquisition of substantially all the assets of Ryan Environmental, LLC and Ryan Environmental Transport, LLC (collectively "Ryan Environmental"), provides directional drilling services for broadband service providers along with offering natural gas distribution services, cathodic protection and corrosion prevention services, and civil construction services. Ryan Construction operates primarily in West Virginia and Pennsylvania. The employees of RCS are non-union and are managed independently of the Company's union subsidiaries.

The Company's website address is www.energyservicesofamerica.com.

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**COVID-19 Response**

For the fiscal year ended September 30, 2023, the Company did not have significant issues with COVID-19 exposure among its employees and did not experience any significant COVID-19 related impacts on construction projects.

**Seasonality: Fluctuation of Results**

Our revenues and results of operations can and usually are subject to seasonal variations. These variations are the result of weather, customer spending patterns, bidding seasons and holidays. The first quarter of the calendar year is typically the slowest in terms of revenues because inclement weather conditions cause delays in production and customers usually do not plan large projects during that time. While usually better than the first quarter, the second calendar year quarter often has some inclement weather which can cause delays in production, reducing the revenues the Company receives and/or increasing the production costs. The third and fourth calendar year quarters usually are less impacted by weather and usually have the largest number of projects underway. Many projects are completed in the fourth calendar year quarter and revenues are often impacted by customers seeking to either spend their capital budget for the year or scale back projects due to capital budget overruns.

In addition to the fluctuations discussed above, the pipeline industry can be highly cyclical, reflecting variances in capital expenditures in proportion to energy price fluctuations. As a result, our volume of business may be adversely affected by where our customers are in the cycle and thereby their financial condition as to their capital needs and access to capital to finance those needs.

Accordingly, our operating results in any quarter or year may not be indicative of the results that can be expected for any other quarter or any other year. You should read *"Management's Discussion and Analysis of Financial Condition and Results of Operations-Understanding Gross Margins"* below for discussions of trends and challenges that may affect our financial condition and results of operations.

**Paycheck Protection Program Loans**

Due to the economic uncertainties created by COVID-19 and limited operating funds available, the Company applied for loans under the Paycheck Protection Program ("PPP"). On April 15, 2020, the Company and its subsidiaries, C.J. Hughes, Contractors Rental and Nitro, entered into separate PPP notes effective April 7, 2020, with United Bank as the lender ("Lender") in an aggregate principal amount of $13.1 million pursuant to the PPP (collectively, the "PPP Loans"). In a special meeting held on April 27, 2020, the Board of Directors of the Company unanimously voted to return $3.3 million of the PPP Loans after discussing the financing needs of the Company and subsidiaries. That left the Company and subsidiaries with $9.8 million in PPP Loans to fund operations. During fiscal year 2021, the Company received notice that the SBA had granted forgiveness of the $9.8 million of PPP Loans and the SBA repaid the Lender in full. The forgiveness was recorded as other income for the fiscal year ended September 30, 2021.

During April 2023, management received notification from the SBA that one of the Company's forgiveness applications related to the PPP Loans was under review. As part of the review, the SBA requested additional payroll information. Additionally, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender. The Company recognizes that there is a possibility that the SBA could reverse its previous determination on the forgiveness of the PPP Loans. As a result of this uncertainty, the Company restated the previously issued audited financial statements of the Company for the fiscal years 2022 and 2021. The Company has recorded a short-term borrowing due to the SBA inquiry for the full $9.8 million, plus accrued interest.

During July 2023, management received notification from the SBA that two additional forgiveness applications related to the PPP Loans were under review. As part of the review, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender.

Borrowers must retain PPP documentation for at least six years after the date the loan is forgiven or paid in full, and the SBA and SBA Inspector General must be granted these files upon request. The SBA could revisit its forgiveness decision and determine that the Company does not qualify in whole or in part for loan forgiveness and demand repayment of the loans. In addition, it is unknown what type of penalties could be assessed against the Company if the SBA disagrees with the Company's certification. Any penalties in addition to the potential repayment of the PPP Loans could negatively impact the Company's business, financial condition and results of operations and prospects.

**Backlog/New Business**

The Company's backlog represents contracts for services that have been entered into, but which have not yet been completed. At September 30, 2023, Energy Services had a backlog of $229.8 million of work to be completed on existing contracts. At September 30, 2022, the Company had a backlog of $142.3 million.

Due to the timing of Energy Services' construction contracts and the long-term nature of some of our projects, portions of our backlog work may not be completed in the current fiscal year. Most of the Company's projects can be completed in a short period of time, typically two to five months. Larger projects usually take seven to eighteen months to be completed. As a rule, work starts shortly after the signing of the contract.

**Types of Contracts**

Energy Services' contracts are usually awarded on a competitive and negotiated basis. While some contracts may be lump sum or time and material projects, most of the work is bid based upon unit prices for various portions of the work with a total agreed-upon price based on estimated units. The actual revenues produced from the project will be dependent upon how accurate the customer estimates are as to the units of the various items.

**Raw Materials and Suppliers**

The principal raw materials that the Company and its subsidiaries use are metal plate, structural steel, pipe, wire, fittings, and selected engineering equipment such as pumps, valves and compressors. For the most part, the largest portion of these materials are supplied by the customer. Purchases made by the Company are predominately those of a consumable nature, such as small tools, welding rod and environmental supplies**.** We anticipate being able to obtain materials for current work, as well as any raw materials not supplied by our customers, for the foreseeable future. However, the inability of our customers to obtain raw materials may delay projects from being bid, awarded, started, or completed. Although not a significant impact, the Company has experienced minor delays resulting from the availability of construction equipment and vehicles.

**Industry Factors**

Energy Services' revenues, cash flows and earnings are substantially dependent upon, and affected by, the level of natural gas exploration development activity and the levels of work on existing pipelines as well as the level of demand for our electrical and mechanical services. Such activity and the resulting level of demand for pipeline construction and related services and electrical and mechanical services are directly influenced by many factors over which the Company has no control. Such factors include the market prices of natural gas and electricity, market expectations about future prices, the volatility of such prices, the cost of producing and delivering natural gas and electricity, government regulations and trade restrictions, local and international political and economic conditions, the development of alternate energy sources, changes in the tax code that affect the energy industry, and the long-term effects of worldwide energy conservation measures. Energy Services cannot predict the future level of demand for its construction services, future conditions in the pipeline or electrical construction industry or future pipeline and electrical construction rates.

**Competition**

The pipeline, electrical, and mechanical construction industries are highly competitive and characterized by high capital and maintenance costs. Contracts are usually awarded through a competitive bid process. The Company believes that operators consider factors such as quality of service, type and location of equipment, or the ability to provide ancillary services. However, price and the ability to complete the project in a timely manner are the primary factors in determining which contractor is awarded a job. There are many regional and national competitors that offer services similar to Energy Services. Certain of the Company's competitors have greater financial and human resources than Energy Services, which may enable them to compete more efficiently because of price and technology. The Company's largest competitors are Otis Eastern, Miller Pipeline, Brown Electric, Summit Electric and Apex Pipeline.

**Operating Hazards and Insurance**

Energy Services' operations are subject to many hazards inherent in the pipeline, electrical, and mechanical construction businesses, including, for example, operating equipment in mountainous terrain, people working in deep trenches, people working near large construction equipment, and people working near manufacturing equipment and power sources. These hazards could cause personal injury or death, serious damage to or destruction of property and equipment, and substantial damage to the environment, including damage to producing formations and surrounding areas. Energy Services seeks protection against certain of these risks through insurance, including property casualty insurance on its equipment, commercial general liability and commercial contract indemnity, commercial umbrella, and workers' compensation insurance.

The Company's insurance coverage for property damage to its equipment is based on estimates of the cost of comparable used equipment to replace the insured property. There is a deductible per occurrence on equipment of $2,500 and $500 for damage to miscellaneous tools. The Company also maintains third party liability insurance, pollution and professional liability insurance, and a commercial umbrella policy. Energy Services believes that it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be enough to protect Energy Services against liability for all consequences related to its operations.

**Government Regulation and Environmental Matters**

*General.* Energy Services' operations are affected from time to time in varying degrees by political developments and federal, state, and local laws and regulations. In particular, natural gas production, operations and the profitability of the gas industry are or have been affected by price controls, taxes and other laws relating to the natural gas industry, by changes in such laws and by changes in administrative regulations. Although significant capital expenditures may be required to comply with such laws and regulations, to date, such compliance costs have not had a material adverse effect on the earnings or competitive position of Energy Services. In addition, Energy Services' operations are vulnerable to risks arising from the numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Energy Services may also be affected by regulations designed to provide benefits to companies engaged in the production of alternative sources of energy, such as solar, wind, and related industries.

*Environmental Regulation.* Energy Services' activities are subject to existing federal, state and local laws and regulations governing environmental quality, pollution control and the preservation of natural resources. Such laws and regulations concern, among other things, the containment, disposal and recycling of waste materials, and reporting of the storage, use or release of certain chemicals or hazardous substances. Numerous federal and state environmental laws regulate drilling activities and impose liability for discharges of waste or spills, including those in coastal areas. The Company has conducted pipeline construction in or near ecologically sensitive areas, such as wetlands and coastal environments, which are subject to additional regulatory requirements. State and federal legislation also provide special protections for animal and marine life that could be affected by the Company's activities. In general, under various applicable environmental programs, the Company may potentially be subject to regulatory enforcement action in the form of injunctions, cease and desist orders and administrative, civil, and criminal penalties for violations of environmental laws. Energy Services may also be subject to liability for natural resource damages and other civil claims arising out of a pollution event. The Company would be responsible for any pollution event that was determined to be caused by its actions. It has insurance that it believes is adequate to cover any such occurrences.

Environmental regulations that affect Energy Services' customers also have an indirect impact on Energy Services. Increasingly stringent environmental regulation of the natural gas industry has led to higher drilling costs and a more difficult and lengthier well permitting process.

The primary environmental statutory and regulatory programs that affect Energy Services' operations include the following: Department of Transportation regulations, regulations set forth by agencies such as the Federal Energy Regulatory Commission and various environmental agencies including the Environmental Protection Agency, and state and local government agencies.

*Health and Safety Matters.* Energy Services' facilities and operations are also governed by various other laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. The Occupational Safety and Health Administration has issued the Hazard Communication Standard. This standard applies to all private-sector employers, including the natural gas exploration and producing industry. The Hazard Communication Standard requires that employers assess their chemical hazards, obtain and maintain certain written descriptions of these hazards, develop a hazard communication program and train employees to work safely with the chemicals on site. Failure to comply with the requirements of the standard may result in administrative, civil and criminal penalties. Energy Services believes that appropriate precautions are taken to protect employees and others from harmful exposure to materials handled and managed at its facilities and that it operates in substantial compliance with all Occupational Safety and Health Act regulations. It is not anticipated that Energy Services will be required to make material expenditures by reason of such health and safety laws and regulations.

**Research and Development/Intellectual Property**

Energy Services has not made any material expenditure for research and development. Energy Services does not own any patents, trademarks, or licenses.

**Employees and Human Capital Resources**

Energy Services of America believes the Company's greatest asset is its employees. The Company's emphasis on the health and safety of its employees is an important factor in maintaining its experienced workforce and attracting new talent. As of September 30, 2023, the Company had 1,282 employees including 339 full-time non-union employees.

The Company's non-union construction, management, and administrative employees are all eligible to participate in the Company paid health, vision, dental, life, prescription, and long-term disability insurance plans. The Company also provides employee-paid supplemental life and accident insurance plans. To encourage employees to keep up with routine medical care and participate in its wellness program, the Company funds a Health Reimbursement Account for participating employees. To help employees cover medical expenses pre-tax, the Company offers employees a Flexible Spending Account. The Company also offers employees a 401(k)-retirement plan with a Company match.

The Company's union construction workers are represented by various collective bargaining units, with contracts that expire at various times, that provide health and welfare and retirement plans to their members. The Company's top priority is the safety of our construction employees. The Company's experienced safety department ensures that employees have the Company and customer required safety training before starting a project. Daily and weekly safety meetings at project sites help employees remain aware of potential hazards. Periodic internal and third-party safety audits are performed to help ensure that the Company's and customer's safety procedures are followed.

**ITEM 1A.    Risk Factors**

Our business is subject to a variety of risks and uncertainties, including, but not limited to, the risk and uncertainties described below. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties not known to us or not described below also may impair our business operations. If any of the following risks actually occur, our business financial condition and results of operations could be impacted, and we may not be able to achieve our expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements" under Private Securities Litigation Reform Act of 1995 and should be read in conjunction with the section entitled "Forward looking statements".

**Risk Related to our Operations**

***Our operating results may vary significantly from quarter to quarter.***

We typically experience lower volumes and lower margins during the winter months due to lower demand for our pipeline services and more difficult operating conditions. Also, other items that can materially affect our quarterly results include:

- Adverse weather;
- Variations in the mix of our work in any quarter;
- Shortage of qualified labor;

- Unfavorable regional, national or global economic and market conditions;
- A reduction in the demand for our services;
- Changes in customer spending patterns and need for the services we provide;
- Unanticipated increases in construction and design costs;
- Timing and volume of work we perform;
- Termination of existing agreements;
- Losses experienced not covered by insurance;
- Payment risks associated with customer financial condition;
- Changes in bonding requirements of agreements;
- Supply chain constraints;
- Interest rate variations; and
- Changes in accounting and financial reporting standards.

***The restatement of certain of our historical consolidated financial statements may have an adverse effect on us.***

As disclosed in Amendment No. 1 to the Annual Report on Form 10-K/A for the fiscal year ended September 30, 2022 filed with the SEC on May 31, 2023, the Company restated certain of its audited consolidated financial statements (the "Restatement"). Management has assessed the effect of the Restatement on the Company's internal control over financial reporting and its disclosure controls and procedures, all as described in Part II, Item 9A, "Controls and Procedures" of the Annual Report on Form 10-K for the fiscal year ended September 30, 2023. As of the date of the filing of the Annual Report on Form 10-K for the fiscal year ended September 30, 2023, we had completed our remediation plan for the material weakness we identified in relation to the Restatement of our financial statements. While management believes that the remedial efforts have resolved the identified material weakness, there is no assurance that such remedial efforts will ultimately have the intended effects or that additional remedial actions will not be necessary.

If we identify any new material weakness in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding accurate and timely filing of periodic reports and with applicable NASDAQ listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses. Additionally, as a result of the material weakness we have identified in our internal controls over financial reporting for the Restatement, as well as other matters raised or that may in the future be raised by the SEC, we may in the future be exposed to litigation or other disputes concerning, among others, claims invoking the federal and state securities laws, SBA claims or other claims arising from the Restatement and the material weakness in our internal control over financial reporting and the preparation of our financial statements. Any such litigation or dispute, regardless of its outcome, could have a material adverse effect on our business, operations, financial condition, results of operations and share price.

As a result of the Restatement, we may become subject to a number of significant risks, which could have an adverse effect on our business, financial condition and results of operations, including: we may be subject to potential civil litigation, including shareholder class action lawsuits and derivative claims made on behalf of us, and regulatory proceedings or actions, the defense of which may require us to devote significant management attention and to incur significant legal expense and which litigation, proceedings or actions, if decided against us, could require us to pay substantial judgments, settlements or other penalties.

***Future acquisitions could disrupt the Company's business and adversely affect our results of operations, financial condition and cash flows.***

In fiscal 2022, the Company completed the acquisitions of Tri-State Paving and Ryan Construction. The Company may choose to expand by making additional acquisitions that could be material to its business, results of operations, financial condition and cash flows. Acquisitions involve many risks, including the following:

- an acquisition may negatively affect the Company's results of operations, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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- the Company may encounter difficulties or unforeseen expenditures in integrating the operations of any company that it acquires, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may involve the entry into geographic or business markets in which the Company has little or no prior experience or where competitors have stronger market positions;

- if the Company incurs debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and

- to the extent that the Company issues a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

**Risk Related to our Business**

*The type of contracts we obtain could adversely affect our profitability.*

We enter into various types of contracts, including fixed price and variable pricing contracts. On fixed price contracts our profits could be curtailed or eliminated by unanticipated pricing increases associated with the contract.

*A portion of our business depends on our ability to provide surety bonds. We may be unable to compete on certain projects if we are not able to obtain the necessary surety bonds.*

Current or future market conditions, including losses in the construction industry or as a result of large corporate bankruptcies, as well as changes in our surety providers' assessment of our operating and financial risk, could cause our surety providers to decline to issue or renew, or substantially reduce the amount of bonds for our work or could increase our bonding costs. These actions could be taken on short notice. Since a growing number of our customers require such bonding, should our surety providers limit or eliminate our access to bonding, our performance could be negatively impacted if we are unable to replace the bonded business with work that does not require bonding or if we are unable to provide other means of securing the jobs performance such as with letters of credit or cash.

*Many of our contracts can be cancelled or delayed or may not be renewed upon completion.*

If our customers cancel or delay many projects, our revenues could be reduced if we are unable to replace these contracts with others. Also, we have contracts that expire and are renewed periodically. If we are unsuccessful in renewing those contracts, that could reduce our revenue as well.

*Our business requires a skilled labor force and if we are unable to attract and retain qualified employees, our ability to maintain our productivity could be impaired.*

Our productivity depends upon our ability to employ and maintain skilled personnel to meet our requirements. Should some of our key managers leave the Company, it could limit our productivity. Also, many of our labor personnel are trade union members. Should we encounter labor problems associated with our union employees or if we are unable to employ enough available operators, welders, or other skilled labor, our production could be significantly curtailed.

*Our backlog may not be realized.*

Our backlog could be reduced due to the cancellation of projects by customers and/or reductions in scope of the projects. Should this occur, our anticipated revenues would be reduced unless we are able to replace those contracts.

***We extend credit to customers for purchases of our services and therefore have risk that they may not be able to repay us.***

While we have not had any significant problems with collections of accounts receivables historically, should there be an economic downturn our customers' ability to repay us could be compromised, and this may curtail our operations and ability to operate profitably.

***Our dependence on suppliers, subcontractors and equipment manufacturers could expose us to risk of loss in our operations.***

On certain projects, we rely on suppliers to obtain the necessary materials and subcontractors to perform portions of our services. We also rely on equipment manufacturers to provide us with the equipment needed to conduct our operations. Any limitation on the availability of materials or equipment or failure to complete work on a timely basis by subcontractors in a quality fashion could lead to added costs and therefore lower profitability for the Company.

***We face cybersecurity risk including breach of confidential personal information, Company or customer intellectual properties, and delays related to data loss.***

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, and other systems. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary, and other information, damages to systems, or other material disruptions to network access or business operations. The Company uses industry-leading firewall hardware and runs anti-malware, antivirus, and anti-exploit solutions on all computers as a first line of defense to prevent security breaches. The Company's email software utilizes spam blocking, phishing filtering, and external sender warnings. The Company uses compartmentalized network drive access to mitigate ransomware damage and performs daily encrypted backups to secure offsite locations including a disaster recovery site.

Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

***Inflation can have an adverse impact on our business and on our customers.***

Inflation risk is the risk that the value of assets or income will be worth less in the future as inflation decreases the value of money. Recently, there have been market indicators of a pronounced rise in inflation and the Federal Reserve has raised certain benchmark interest rates to combat inflation. Inflation generally increases the cost of goods and services we will use in our business operations, such as electricity and other utilities, which increases our expenses. In addition, we may have to increase both wages to retain our employees and the cost of our services by a greater amount than we have budgeted. Furthermore, our customers will also be affected by inflation and the rising costs of goods and services used in their businesses, which could have a negative impact on their ability to use our services and afford to pay our fees.

***Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.***

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts on us could be a drop in demand for our products and services, particularly in certain sectors. Our efforts to take these risks into account may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

***The SBA may review the Company's PPP Loan forgiveness application and if the SBA disagrees with the Company's certification the Company could be subject to penalties and the repayment of the PPP Loans, which could negatively impact the Company's business, financial condition and results of operations and prospects.***

Due to the economic uncertainties created by COVID-19 and limited operating funds available, the Company applied for loans under the PPP. On April 15, 2020, the Company and its subsidiaries, C.J. Hughes, Contractors Rental and Nitro, entered into separate PPP notes effective April 7, 2020, with the Lender in an aggregate principal amount of $13.1 million pursuant to the PPP Loans. In a special meeting held on April 27, 2020, the Board of Directors of the Company unanimously voted to return $3.3 million of the PPP Loans after discussing the financing needs of the Company and subsidiaries. That left the Company and subsidiaries with $9.8 million in PPP Loans to fund operations. During fiscal year 2021, the Company received notice that the SBA had granted forgiveness of the $9.8 million of PPP Loans and the SBA repaid the Lender in full. The forgiveness was recorded as other income for the fiscal year ended September 30, 2021.

During April 2023, management received notification from the SBA that one of the Company's forgiveness applications related to the PPP Loans was under review. As part of the review, the SBA requested additional payroll information. Additionally, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender. The Company recognizes that there is a possibility that the SBA could reverse its previous determination on the forgiveness of the PPP Loans. As a result of this uncertainty, the Company restated the previously audited financial statements of the Company for the fiscal years ended September 30, 2022 and 2021.

During July 2023, management received notification from the SBA that two additional forgiveness applications related to the PPP Loans were under review. As part of the review, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender.

Borrowers must retain PPP documentation for at least six years after the date the loan is forgiven or paid in full, and the SBA and SBA Inspector General must be granted these files upon request. The SBA could revisit its forgiveness decision and determine that the Company does not qualify in whole or in part for loan forgiveness and demand repayment of the loans. In addition, it is unknown what type of penalties could be assessed against the Company if the SBA disagrees with the Company's certification. Any penalties in addition to the potential repayment of the PPP Loans could negatively impact the Company's business, financial condition and results of operations and prospects.

**Risk Related to our Industry**

***An economic downturn in the industries we serve could lead to less demand for our services.***

In addition to the effects of an economic recession, there could be reductions in the industries that the Company serves. If the demand for natural gas should drop dramatically, or the demand for electrical and mechanical services drops dramatically, these would in turn result in less demand for the Company's services.

***Project delays or cancellations may result in additional costs to us, reductions in revenues or the payment of liquidated damages.***

In certain circumstances, we guarantee project completion by a scheduled acceptance date or are paid only upon achievement of certain acceptance and performance testing levels. Failure to meet any of these requirements could result in additional costs or penalties which could exceed the expected project profits.

***Our industry is highly competitive.***

Our industry has been and remains competitive with competitors ranging from small owner operated companies to large public companies. Within that group there may be companies with lower overhead costs that may be able to price their services at lower levels than we can. Accordingly, if that occurs, our business opportunities could be severely limited. In addition, our industry competes for energy demand with suppliers of alternative energy sources such as solar and wind.

***We may be unsuccessful at generating internal growth.***

Our ability to generate internal growth will be affected by our ability to:

- Attract new customers;
- Expand our relationships with existing customers;
- Hire and maintain qualified employees;
- Expand geographically; and
- Adjust quickly to changes in our industry.

**Risk Related to Financing**

***Credit facilities to fund our operations and growth might not be available.***

Our business relies heavily on having lines of credit in place to fund the various projects we are working on. Should funding not be available, or on favorable terms, it could severely curtail our operations and the ability to generate profits. Energy Services maintains a banking relationship with two regional banks and has lines of credit and borrowing facilities with these institutions.

On January 19, 2023, the Company agreed to an amendment to a loan agreement which increased its line of credit to $30.0 million with a maturity date of June 28, 2023. On June 1, 2023, the agreement was renewed through June 28, 2024. The line of credit is limited to a borrowing base calculation, which was approximately $23.9 million at September 30, 2023. The outstanding balance on the line of credit was $8.7 million at September 30, 2023. The line of credit has a variable interest rate equal to the *"Wall Street Journal"* Prime Rate with a floor of 4.5%, which was 8.5% at September 30, 2023.

The Company believes this line of credit will provide enough operating capital for future projects. The Company cannot guarantee it will always have access to this line of credit in the future depending on the Company's financial performance.

**Risk Related to our Financial Performance**

***Revenue and cost estimates on projects may differ from actual results.***

The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. While the Company believes estimates on project performance are materially correct at September 30, 2023, there can be no assurance that actual results will not differ from those estimates.

**Risk Related to Law and Regulatory Compliance**

*During the ordinary course of business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business and results of operations.*

From time to time, we may in the ordinary course of business be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, worker's compensation, employment discrimination, breach of contract, property damages, civil penalties, and other losses of injunctive or declaratory relief. Also, we often indemnify our customers for claims related to the services we provide and actions we take under our contracts with them. Because our services in certain instances may be integral to the operation and performance of our customers' infrastructure, we may become subject to lawsuits or claims for any failure of the systems we work on. While we carry insurance to protect the Company against such claims, the outcomes of any of the lawsuits, claims or legal proceedings could result in significant costs and diversion of management's attention from the business. Payments of significant amounts, even if reserved, could adversely affect our reputation, liquidity and results of operations.

*We may incur liabilities or suffer negative financial or reputational harm relating to occupational health and safety matters.*

Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we are constantly monitoring our health and safety programs, our industry involves a high degree of operating risk and there can be no assurance given that we will avoid significant liability exposure and/or be precluded from working for various customers due to high incident rates.

*Changes by the government in laws regulating the industries we serve could reduce our sales volumes.*

If the government enacts legislation that has a serious impact on the industries we serve, it could lead to the curtailment of capital projects in those industries and therefore lead to lower sales volumes for our Company.

*Our failure to comply with environmental laws could result in significant liabilities.*

Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, polychlorinated biphenyls (PCBs) and other hazardous materials, as well as fuel storage. We also work around and under bodies of water. We invest significantly in compliance with the appropriate laws and regulations. However, if we should inadvertently cause contamination of waters or soils, liabilities for our Company relating to cleanup and remediation could be substantial and could exceed any insurance coverage we might have and result in a negative impact to the Company's ability to operate.

*We have operations in multiple states and face risks related to pandemics such as the Coronavirus/COVID 19 global pandemic that could impact our results of operations.*

Our business could be adversely affected by the effects of a widespread outbreak of a global pandemic such as COVID-19 and other adverse public health developments that could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel or to complete our projects, as well as temporary closures of our facilities or the facilities of our suppliers or customers. Any disruption of our suppliers or customers would likely impact our operating results. In addition, the continued outbreak of COVID-19 could continue to adversely affect the economies of the states that we operate in resulting in a long-term economic downturn that could impact our operating results.

**Risks Relating to Ownership of Our Common Stock**

***Our common stock is not heavily traded, and the stock price may fluctuate significantly.***

Our common stock is traded on the NASDAQ Capital Market under the symbol "ESOA." Certain brokers currently make a market in the common stock, but such transactions are infrequent, and the volume of shares traded is relatively small. Management cannot predict whether these or other brokers will continue to make a market in our common stock. Prices on stock that is not heavily traded, such as our common stock, can be more volatile than heavily traded stock. Factors such as our financial results, the introduction of new products and services by us or our competitors, publicity regarding our industry, and various other factors may have a significant impact on the market price of the shares of the common stock. Management also cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. Accordingly, stockholders may not be able to sell their shares of our common stock at the volumes, prices, or times that they desire.

***Our directors beneficially own a significant portion of our common stock and have substantial influence over us.***

Our directors, as a group, beneficially owned approximately 33.1% of our outstanding shares of common stock as of September 30, 2023. As a result of this level of ownership, our directors have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

***Our dividend policy may change without notice and any payment of dividends in the future is subject to the discretion of our board of directors.***

The holders of our common stock will receive cash dividends if and when declared by our board of directors out of legally available funds. Although we paid an annual cash dividend in calendar 2023, we have no obligation to continue paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, and other factors that our board of directors may deem relevant. Our ability to pay dividends to our stockholders will continue to be subject to, and limited by, certain legal restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than our legal requirements.

***Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.***

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

**ITEM 1B.    Unresolved Staff Comments**

None.

**ITEM 2.      Properties**

The Company and its subsidiaries own the property where its subsidiaries, C.J. Hughes, Nitro, West Virginia Pipeline, and the Company's headquarters are located. We maintain our executive offices at 75 West 3rd Ave., Huntington, West Virginia 25701, which is also the offices of C.J. Hughes and Contractors Rental. Nitro's office is located at 4300 1st Ave., Nitro, WV 25143. West Virginia Pipeline's office is located at 300 Pipeline Road, Princeton, WV 24739. SQP leases its office space and is located at 281 Smiley Drive, St Albans, WV 25177. TSP leases its office space and is located at 3384 Teays Valley Rd, Hurricane, WV 25526. Ryan Construction leases its office space and is located at 5793 W. Veterans Memorial Highway, Bridgeport, WV 26330. The Company's management believes that its properties are adequate for the business it conducts. Please see "Liquidity and Capital Resources" for a description of the mortgages and leases on these properties.

**ITEM 3.**     **Legal Proceedings**

In February 2018, the Company filed a lawsuit against a former customer in the United States District Court for the Western District of Pennsylvania. The lawsuit is related to a dispute over work performed on a pipeline construction project. On November 21, 2022, a Judgment Order was issued, and the Company was awarded $13.1 million, of which $5.8 million was the jury award, $1.6 million was for attorney's fees, and $5.7 million was for penalties and interest. The amounts awarded by the Judgment Order have not been recognized in the Company's consolidated financial statements as of September 30, 2023. The Company's attorney's fees have been expensed as incurred. The case has been appealed to the United States Court of Appeals for the Third Circuit and is expected to be heard within the next 12 months.

On November 12, 2021, the Company received a withdrawal liability claim from a pension plan to which the Company made pension contributions for union construction employees performing covered work in a particular jurisdiction. The Company has not performed covered work in their jurisdiction since 2011; however, the Company disagrees with the withdrawal claim and believes it is covered by an exemption under federal law. The demand called for thirty-four quarterly installment payments of $41,000 starting December 15, 2021. The Company must comply with the demand under federal pension law; however, the Company firmly believes no withdrawal liability exists. The Company is in negotiations with the pension fund to resolve the matter and all future payments have been suspended as part of the negotiation. The Company has expensed all $164,000 in payments made through September 30, 2022 and does not expect any future liabilities related to this claim. The Company did not make any payments during the twelve months ended September 30, 2023.

Other than described above, at September 30, 2023, the Company was not involved in any legal proceedings other than in the ordinary course of business. The Company is a party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties, or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims, and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. At September 30, 2023, the Company does not believe that any of these proceedings, separately or in aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

**ITEM 4.**     **Mine Safety Disclosures**

None.


**PART II**


**ITEM 5.**     **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

On March 23, 2022, the Company's common stock began trading on the Nasdaq Capital Market operated by The Nasdaq Stock Market, LLC under the symbol "ESOA". The Company's common stock had previously been traded under the symbol "ESOA" on the OTCQB Marketplace.

As of January 16, 2024, there were 27 holders of record of our common stock. Certain shares of the Company's common stock are held in "nominee" or "street" name and accordingly the number of beneficial owners of common stock is not included in the number of record holders.

On July 6, 2022, the Company's Board of Directors authorized a new share repurchase program (the "Program"), pursuant to which the Company may, from time to time, purchase shares of its common stock for an aggregate repurchase amount not to exceed 1,000,000 shares, which was approximately 6.0% of its outstanding common stock as of the date of the announcement. The Program does not obligate the Company to purchase any number of shares, and there is no guarantee as to the exact number of shares to be repurchased by the Company.

The Company did not repurchase any shares of its common stock during the three months ended September 30, 2023.


16


**ITEM 6.    Reserved**

**ITEM 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations**

*You should read the following discussion of the financial condition and results of operations of Energy Services in conjunction with the historical financial statements and related notes contained elsewhere herein. Among other things, those historical consolidated financial statements include more detailed information regarding the basis of presentation for the following information.*

**Restatement**

On May 31, 2023, the Company restated its previously issued audited financial statements for the fiscal years ended September 30, 2022 and 2021 to account for misstatements related to accounting for loans under the PPP.

Due to the economic uncertainties created by Coronavirus and related variants ("COVID-19") and limited operating funds available, the Company applied for loans under the PPP. On April 15, 2020, the Company and its subsidiaries, C.J. Hughes Construction Company, Inc., Contractors Rental Corporation and Nitro Construction Services, Inc., entered into separate PPP notes effective April 7, 2020, with United Bank as the lender ("Lender") in an aggregate principal amount of $13.1 million pursuant to the PPP (collectively, the "PPP Loans"). In a special meeting held on April 27, 2020, the Board of Directors of the Company unanimously voted to return $3.3 million of the PPP Loans after discussing the financing needs of the Company and subsidiaries. That left the Company and subsidiaries with $9.8 million in PPP Loans to fund operations. During fiscal year 2021, the Company received notice that The Small Business Administration ("SBA") had granted forgiveness of the $9.8 million of PPP Loans and the SBA repaid the Lender in full. The forgiveness was recorded as other income for the fiscal year ended September 30, 2021.

During April 2023, management received notification from the SBA that one of the Company's forgiveness applications related to the PPP Loans was under review. As part of the review, the SBA requested additional payroll information. Additionally, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender. The Company recognizes that there is a possibility that the SBA could reverse its previous determination on the forgiveness of the PPP Loans. As a result of this uncertainty, the Company restated the previously issued audited financial statements for the fiscal years ended September 30, 2022 and 2021. The Company has recorded a short-term borrowing due to the SBA for the full $9.8 million, plus accrued interest.

During July 2023, management received notification from the SBA that two additional forgiveness applications related to the PPP Loans were under review. As part of the review, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender.

**Understanding Gross Margins**

Our gross margin is gross profit expressed as a percentage of revenues. Cost of revenues consists primarily of salaries, wages and some benefits to employees, depreciation, fuel and other equipment costs, equipment rentals, subcontracted services, portions of insurance, facilities expense, materials and parts and supplies. Factors affecting gross margin include:

*Seasonal*. As discussed above, seasonal patterns can have a significant impact on gross margins. Usually, business is slower in the winter months versus the warmer months.

*Weather*. Adverse or favorable weather conditions can impact gross margin in each period. Periods of wet weather, snow or rainfall, as well as severe temperature extremes can severely impact production and therefore negatively impact revenues and margins. Conversely, periods of dry weather with moderate temperatures can positively impact revenues and margins due to the opportunity for increased production and efficiencies.

*Revenue Mix*. The mix of revenues between customer types and types of work for various customers will impact gross margins. Some projects will have greater margins while others that are extremely competitive in bidding may have narrower margins.

*Service and Maintenance versus Installation*. In general, installation work has a higher gross margin than maintenance work. This is because installation work usually is of a fixed price nature and therefore has higher risks involved. Accordingly, a higher portion of the revenue mix from installation work typically will result in higher margins.

*Subcontract Work*. Work that is subcontracted to other service providers generally has lower gross margins. Increases in subcontract work as a percentage of total revenues in each period may contribute to a decrease in gross margin.

*Materials versus Labor*. Typically, materials supplied on projects have lower margins than labor. Accordingly, projects with a higher material cost in relation to the entire job will have a lower overall margin.

*Depreciation*. Depreciation is included in our cost of revenue. This is a common practice in our industry but can make comparability to other companies difficult.

*Margin Risk*. Failure to properly execute a job including failure to properly manage and supervise a job could decrease the profit margin.

**Selling and Administrative Expenses**

Selling and administrative expenses consist primarily of compensation and related benefits to management, administrative salaries and benefits, marketing, communications, office and utility costs, professional fees, bad debt expense, letter of credit fees, general liability insurance and miscellaneous other expenses.

**Results of Operations for the Fiscal Year Ended September 30, 2023, Compared to the Fiscal Year Ended September 30, 2022.**

*Revenue*. A table comparing the components of the Company's revenues for the fiscal years ended September 30, 2023, and 2022 is below:

| | Fiscal Year Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2023 | % of total | September 30, 2022 | % of total | Change | % Change |
| Gas & Water Distribution | $ 63,527,457 | 20.9 % | $ 53,311,569 | 27.0 % | $ 10,215,888 | 19.2 % |
| Gas & Petroleum Transmission | 92,132,049 | 30.3 % | 58,268,501 | 29.5 % | 33,863,548 | 58.1 % |
| Electrical, Mechanical, & General | 148,444,986 | 48.8 % | 86,009,930 | 43.5 % | 62,435,056 | 72.6 % |
| Total | $ 304,104,492 | 100.0 % | $ 197,590,000 | 100.0 % | $ 106,514,492 | 53.9 % |

Revenue increased by $106.5 million, or 53.9%, to $304.1 million for the fiscal year ended September 30, 2023, from $197.6 million for the fiscal year ended September 30, 2022. The increase was the result of increased work in all categories of business.

Gas & Water Distribution revenues totaled $63.5 million for the fiscal year ended September 30, 2023, a $10.2 million increase from $53.3 million for the fiscal year ended September 30, 2022. The revenue increase was primarily related to a full year of paving services performed on water projects during the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

Gas & Petroleum Transmission revenues totaled $92.1 million for the fiscal year ended September 30, 2023, a $33.9 million increase from $58.3 million for the fiscal year ended September 30, 2022. The revenue increase was primarily related to an increase in the number of bidding opportunities compared to the prior fiscal year.

Electrical, Mechanical, & General services and construction revenues totaled $148.4 million for the fiscal year ended September 30, 2023, a $62.4 million increase from $86.0 million for the fiscal year ended September 30, 2022. The revenue increase was primarily related to increased mechanical and electrical maintenance services performed and an increase in new construction opportunities during the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

*Cost of Revenues*. A table comparing the components of the Company's costs of revenues for fiscal years ended September 30, 2023 and 2022, is below:

| | Fiscal Year Ended | | | | | |
| | September 30, 2023 | % of total | September 30, 2022 | % of total | Change | % Change |
|---|---|---|---|---|---|---|
| Gas & Water Distribution | $ 48,891,624 | 18.3 % $ | 41,726,934 | 23.8 % $ | 7,164,690 | 17.2 % |
| Gas & Petroleum Transmission | 79,481,106 | 29.7 % | 54,856,321 | 31.3 % | 24,624,785 | 44.9 % |
| Electrical, Mechanical, & General | 137,763,517 | 51.5 % | 79,141,713 | 45.2 % | 58,621,804 | 74.1 % |
| Unallocated Shop (Profit) Expense | 1,154,910 | 0.4 % | (505,716) | (0.3)% | 1,660,626 | (328.4)% |
| Total | $ 267,291,157 | 100.0 % $ | 175,219,252 | 100.0 % $ | 92,071,905 | 52.5 % |

Total cost of revenues increased by $92.1 million or 52.5% to $267.3 million for the fiscal year ended September 30, 2023, from $175.2 million for the fiscal year ended September 30, 2022.

Gas & Water Distribution cost of revenues totaled $48.9 million for the fiscal year ended September 30, 2023, a $7.2 million increase from $41.7 million for the fiscal year ended September 30, 2022. The cost of revenues increase was primarily related to a full year of paving services performed on water projects during the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

Gas & Petroleum Transmission cost of revenues totaled $79.5 million for the fiscal year ended September 30, 2023, a $24.6 million increase from $54.9 million for the fiscal year ended September 30, 2022. The cost of revenues increase was primarily related to increased bidding opportunities compared to the prior fiscal year.

Electrical, Mechanical, & General services and construction cost of revenues totaled $137.8 million for the fiscal year ended September 30, 2023, a $58.6 million increase from $79.1 million for the fiscal year ended September 30, 2022. The cost of revenues increase was primarily related to increased mechanical and electrical maintenance services performed and an increase in new construction opportunities during the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

Unallocated shop expenses totaled $1.2 million for the fiscal year ended September 30, 2023, a $1.7 million increase from ($505,000) for the fiscal year ended September 30, 2022. The increase in unallocated shop expenses was primarily due to decreased internal equipment charges to projects for the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

*Gross Profit*. A table comparing the components of the Company's gross profit for fiscal years ended September 30, 2023, and 2022, is below:

| | Fiscal Year Ended | | | | | |
| | September 30, 2023 | % of revenue | September 30, 2022 | % of revenue | Change | % Change |
|---|---|---|---|---|---|---|
| Gas & Water Distribution | $ 14,635,833 | 39.8 % $ | 11,584,635 | 51.8 % $ | 3,051,198 | 26.3 % |
| Gas & Petroleum Transmission | 12,650,943 | 34.3 % | 3,412,180 | 15.2 % | 9,238,763 | 270.8 % |
| Electrical, Mechanical, & General | 10,681,469 | 29.0 % | 6,868,217 | 30.7 % | 3,813,252 | 55.5 % |
| Unallocated Shop Profit (Expense) | (1,154,910) | (3.1)% | 505,716 | 2.3 % | (1,660,626) | (328.4)% |
| Total | $ 36,813,335 | 100.0 % $ | 22,370,748 | 100.0 % $ | 14,442,587 | 64.6 % |
| | | | | | | |
| Gross profit percentage | 12.1 % | | 11.3 % | | | |

Total gross profit increased by $14.4 million or 64.6% to $36.8 million for the fiscal year ended September 30, 2023, from $22.4 million for the fiscal year ended September 30, 2022.

Gas & Water Distribution gross profit totaled $14.6 million for the fiscal year ended September 30, 2023, a $3.1 million increase from $11.6 million for the fiscal year ended September 30, 2022. The gross profit increase was primarily related to a full year of paving services performed on water projects during the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

Gas & Petroleum Transmission gross profit totaled $12.7 million for the fiscal year ended September 30, 2023, a $9.2 million increase from $3.4 million for the fiscal year ended September 30, 2022. The gross profit increase was primarily related to an increase in the number of bidding opportunities compared to the prior fiscal year and to one gas transmission project that lost $2.1 million in fiscal year 2022.

Electrical, Mechanical, & General services and construction gross profit totaled $10.7 million for the fiscal year ended September 30, 2023, a $3.8 million increase from $6.9 million for the fiscal year ended September 30, 2022. The gross profit increase was primarily related to increased mechanical and electrical maintenance services performed and an increase in new construction opportunities during the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

Gross loss attributed to unallocated shop operations totaled $1.2 million for the fiscal year ended September 30, 2023, a $1.7 million decrease from a gross profit of $505,000 for the fiscal year ended September 30, 2022. The gross profit decrease was primarily due to decreased internal equipment charges to projects for the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

*Selling and administrative expenses*. Total selling and administrative expenses increased by $7.9 million to $23.8 million for the fiscal year ended September 30, 2023, from $15.9 million for the fiscal year ended September 30, 2022. Approximately $4.2 million of the selling and administrative expense increase related to growth from the more recent start-up or acquired operations of SQP, TSP, and RCS. The remaining increase was primarily related to increased business opportunities and management needed at the C.J. Hughes and NCS operations.

*Income from operations*. Income from operations was $13.0 million for the fiscal year ended September 30, 2023, a $6.5 million increase from $6.5 million for the fiscal year ended September 30, 2022. The increase was due to the items described above.

*Interest Expense*. Interest expense increased by $1.4 million or 171.1% to $2.4 million for the fiscal year ended September 30, 2023, from $988,000 for the fiscal year ended September 30, 2022. This increase was primarily due to increases in interest rates and the Company's operating line of credit borrowings and a full year of interest related to financing the RCS and TSP acquisitions.

*Other (Expense) income.* Other expense, partially offset by other income related to the gain on sale of equipment and interest income, totaled ($253,000) for the fiscal year ended September 30, 2023, as compared to other income related to the sale of equipment and interest income, partially offset by other expense, of $508,000 for the fiscal year ended September 30, 2022. The change was primarily due to a decrease in equipment disposals during fiscal year 2023 as compared to the prior fiscal year.

*Net Income.* Income before income taxes was $10.4 million for the fiscal year ended September 30, 2023, compared to $6.0 million for the fiscal year ended September 30, 2022. The increase was due to the items mentioned above.

The income tax expense for the fiscal year ended September 30, 2023 was $3.0 million as compared to $2.3 million for the fiscal year ended September 30, 2022. The increase was due to an increase in taxable income in the fiscal year ended September 30, 2023, as compared to the prior fiscal year.

The effective income tax rate for the fiscal year ended September 30, 2023 was 28.7%, as compared to 37.6% for the prior fiscal year. Effective income tax rates are estimates and may vary from period to period due to changes in the amount of taxable income or loss, non-taxable and non-deductible expenses.

Net income for the fiscal year ended September 30, 2023 was $7.4 million compared to $3.8 million for the fiscal year ended September 30, 2022. The increase was due to the items mentioned above.

**Comparison of Financial Condition at September 30, 2023 Compared to September 30, 2022.**

The Company had total assets of $142.5 million at September 30, 2023, an increase of $29.9 million from the prior fiscal year-end balance of $112.6 million.

The aggregate balance of accounts receivable, retainages receivable, allowance for doubtful accounts and other receivables totaled $59.3 million at September 30, 2023, an increase of $16.4 million from the combined prior fiscal year-end balance of $42.9 million. The increase was primarily due to increased work in the fiscal year 2023 as compared to 2022. Specifically, $104.9 million in revenue was generated in the fourth quarter of fiscal year 2023 as compared to $68.4 million for the same period in 2022.

Cash and cash equivalents totaled $16.4 million at September 30, 2023, an increase of $9.0 million from the prior fiscal year-end balance of $7.4 million. The increase was primarily related to a net $21.1 million provided by operating activities, partially offset by a net $10.2 million investment in property and equipment and a net $1.9 million used in financing activities.

Net property, plant and equipment totaled $36.5 million at September 30, 2023, an increase of $3.9 million from the prior fiscal year-end balance of $32.7 million. Property, plant and equipment acquisitions totaled $11.8 million for the fiscal year 2023 while depreciation expense was $7.3 million, and the net impact of disposals was $614,000.

Right-of-use assets acquired from operating leases totaled $3.3 million net of amortization expense at September 30, 2023, as compared to $1.6 million in right-to-use assets at the prior fiscal year end. The increase was primarily related to an increase in the number of construction vehicles leased through Enterprise Fleet Management, Inc. (Enterprise) and a shop facility leased in Winchester, Kentucky.

Goodwill and acquired intangible assets totaled $7.5 million at September 30, 2023, a $491,000 decrease from the prior fiscal year end balance of $8.0 million and was the result of intangible asset amortization expense of $491,000 for the fiscal year ended September 30, 2023.

Prepaid expenses and other totaled $3.5 million at September 30, 2023, a decrease of $426,000 from the prior fiscal year-end balance of $3.9 million. The decrease was primarily due to the decrease of various prepaid insurance accounts based on labor cost expensed or standard monthly charges.

Contract assets totaled $16.0 million at September 30, 2023, a decrease of $154,000 from the prior fiscal year-end balance of $16.1 million. This decrease was primarily due to the timing of project billings and related costs and estimated earnings in excess of billings at September 30, 2023 as compared to at September 30, 2022.

Liabilities totaled $107.9 million at September 30, 2023, an increase of $23.5 million from the prior fiscal year-end balance of $84.4 million.

Contract liabilities totaled $17.7 million at September 30, 2023, an increase of $11.7 million from the prior fiscal year-end balance of $6.0 million. This increase was due to increased billings in excess of costs and earnings when computing earned revenue on construction projects at September 30, 2023, as compared to at September 30, 2022.

The aggregate balance of current maturities of long-term debt and long-term debt totaled $25.0 million at September 30, 2023, an increase of $7.4 million from the prior fiscal year-end balance of $17.6 million. The increase was primarily due to a $975,000 increase related to equipment financing, $8.5 million of equipment purchases refinanced from lines of credit and short-term borrowings to long-term debt, and $3.1 million borrowed to finance the RCS acquisition, partially offset by $5.2 million in payments on long-term debt.

Net deferred income tax payable totaled $6.9 million at September 30, 2023, an increase of $2.4 million from the prior fiscal year-end balance of $4.5 million. The increase was primarily related to a decrease in net operating loss carry forwards resulting from the taxable income for the fiscal year ended September 30, 2023.

Accounts payable totaled $22.0 million as of September 30, 2023, an increase of $1.7 million from the prior fiscal year-end balance of $20.3 million. The increase was due to more work in progress at the end of the fiscal year 2023, as compared to the prior fiscal year-end.

Current and long-term operating lease liabilities totaled $3.4 million at September 30, 2023, an increase of $1.7 million from the prior fiscal year end balance of $1.6 million. The increase was primarily related to an increase in the number of construction vehicles leased through Enterprise and a shop facility leased in Winchester, Kentucky.

Accrued expenses and other current liabilities totaled $13.1 million at September 30, 2023, an increase of $1.8 million from the prior fiscal year-end balance of $11.3 million. The increase was primarily due to increased labor and burden expenses incurred towards the end of the fiscal year 2023, as compared to the same period in fiscal 2022.

Lines of credit and short-term borrowings totaled $19.8 million at September 30, 2023, a decrease of $3.3 million from the prior fiscal year-end balance of $23.2 million. This decrease was primarily due to $8.5 million of equipment purchases refinanced to

long-term debt, partially offset by $4.7 million in increased borrowings against the Company's operating line of credit, a $370,000 increase to the remaining balance of insurance premiums financed, and a $100,000 increase relating to PPP loan interest.

Shareholders' equity totaled $34.6 million at September 30, 2023, an increase of $6.4 million from the prior fiscal year-end balance of $28.2 million,. This increase was primarily due to $7.4 million in net income, partially offset by $833,000 in special cash dividend payments and $220,000 related to the repurchase of the Company's stock.

**Liquidity and Capital Resources**

**Operating Line of Credit**

On January 19, 2023, the Company agreed to an amendment to a loan agreement which increased its line of credit to $30.0 million with a maturity date of June 28, 2023. On June 1, 2023, the agreement was renewed through June 28, 2024. The line of credit is limited to a borrowing base calculation, which was approximately $23.9 million at September 30, 2023. The outstanding balance on the line of credit was $8.7 million at September 30, 2023. The line of credit has a variable interest rate equal to the *"Wall Street Journal"* Prime Rate with a floor of 4.5%, which was 8.5% at September 30, 2023.

The modified financial covenants for the quarter ended June 30, 2023, and all subsequent quarters, are below:

- Minimum tangible net worth of $28.0 million,
- Minimum traditional debt service coverage of 1.50x on a rolling twelve- month basis,
- Minimum current ratio of 1.20x,
- Maximum debt to tangible net worth ratio ("TNW") of 2.75x,
- Each ratio and covenant shall be determined, tested, and measured as of each calendar quarter beginning June 30, 2023,
- The Company shall maintain a ratio of Maximum Senior Funded Debt ("SFD") to Earnings before Interest, Taxes, Depreciation and Amortization ("EBDITA") equal to or less than 3.5:1. SFD shall mean any funded debt or lease of the Company, other than subordinated debt. The covenant shall be tested quarterly, at the end of each fiscal quarter, with EBITDA based on the preceding four quarters.

The Company's lender has agreed to omit the effect of the PPP loan restatement from the Company's covenant compliance calculations while a final decision on PPP loan forgiveness remains in question. Thus, the Company was in compliance with all covenants at September 30, 2023.

**Insurance Premiums Financed**

The Company also finances insurance policy premiums on a short-term basis through a financing company. These insurance policies include workers' compensation, general liability, automobile, umbrella, and equipment policies. The Company makes a down payment in January and finances the remaining premium amount over eleven monthly payments. At September 30, 2023 and September 30, 2022, the remaining balance of the insurance premiums was $950,000 and $580,000, respectively.

**Paycheck Protection Program Loans**

Due to the economic uncertainties created by COVID-19 and limited operating funds available, the Company applied for loans under the PPP. On April 15, 2020, the Company and its subsidiaries, C.J. Hughes, Contractors Rental and Nitro, entered into separate PPP notes effective April 7, 2020, with its Lender in an aggregate principal amount of $13.1 million pursuant to the PPP Loans. In a special meeting held on April 27, 2020, the Board of Directors of the Company unanimously voted to return $3.3 million of the PPP Loans after discussing the financing needs of the Company and subsidiaries. That left the Company and subsidiaries with $9.8 million in PPP Loans to fund operations. During fiscal year 2021, the Company received notice that the SBA had granted forgiveness of the $9.8 million of PPP Loans and the SBA repaid the Lender in full. The forgiveness was recorded as other income for the fiscal year ended September 30, 2021.

During April 2023, management received notification from the SBA that one of the Company's forgiveness applications related to the PPP Loans was under review. As part of the review, the SBA requested additional payroll information. Additionally, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender. The Company recognizes that there is a

possibility that the SBA could reverse its previous determination on the forgiveness of the PPP Loans. As a result of this uncertainty, the Company restated the previously issued audited financial statements of the Company for fiscal 2022 and 2021. The Company has recorded a short-term borrowing due to the SBA inquiry for the full $9.8 million, plus accrued interest.

During July 2023, management received notification from the SBA that two additional forgiveness applications related to the PPP Loans were under review. As part of the review, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender.

Borrowers must retain PPP documentation for at least six years after the date the loan is forgiven or paid in full, and the SBA and SBA Inspector General must be granted these files upon request. The SBA could revisit its forgiveness decision and determine that the Company does not qualify in whole or in part for loan forgiveness and demand repayment of the loans. In addition, it is unknown what type of penalties could be assessed against the Company if the SBA disagrees with the Company's certification. Any penalties in addition to the potential repayment of the PPP Loans could negatively impact the Company's business, financial condition and results of operations and prospects.

**Long-Term Debt**

On December 16, 2014, the Company's Nitro subsidiary entered into a 20-year $1.2 million loan agreement with a bank to purchase the office building and property it had previously been leasing. The interest rate on this loan agreement is 4.82% with monthly payments of $7,800. The interest rate on this note is subject to change from time to time based on changes in the U.S. Treasury yield, adjusted to a constant maturity of three years as published by the Federal Reserve weekly. As of September 30, 2023, the Company had made principal payments of $387,000. The loan is collateralized by the building purchased under this agreement. The note is currently held by Peoples Bank, Inc.

On November 13, 2015, the Company entered into a 10-year $1.1 million loan agreement with United Bank to purchase the fabrication shop and property Nitro had previously been leasing. The variable interest rate on the loan agreement is 9.5% at September 30, 2023 with monthly payments of $12,580. As of September 30, 2023, the Company had made principal payments of $825,000. The loan is collateralized by the building and property purchased under this agreement.

On December 31, 2020, West Virginia Pipeline Acquisition Company, later renamed West Virginia Pipeline, Inc., entered into a $3.0 million sellers' note agreement with David and Daniel Bolton for the remaining purchase price of West Virginia Pipeline, Inc. For the purchase price allocation, the $3.0 million note had a fair value of $2.85 million. As part of the $6.35 million acquisition price, the Company paid $3.5 million in cash in addition to the note. The unsecured five-year term note requires annual payments of at least $500,000 with a fixed interest rate of 3.25% on the $3.0 million sellers' note, which equates to 5.35% on the carrying value of the note. As of September 30, 2023, the Company had made annual installment payments of $1,250,000.

On January 4, 2021, the Company entered into a $3.0 million Non-Revolving Note agreement with United Bank. This five-year agreement gave the Company access to a $3.0 million line of credit ("Equipment Line of Credit 2021"), specifically for the purchase of equipment, for a period of twelve months with a variable interest rate initially established at 4.25% as based on the Prime Rate as published by *The Wall Street Journal*. After twelve months, all borrowings against the Equipment Line of Credit 2021 were converted to a four-year term note agreement with a variable interest rate initially established at 4.25%. The loan is collateralized by the equipment purchased under this agreement. As of September 30, 2023, the Company borrowed $3.0 million against this line of credit with monthly payments of $68,150 that started in February 2022. The interest rate at September 30, 2023 was 9.5%. The Company has made principal payments of $1.1 million on this note as of September 30, 2023.

On April 2, 2021, the Company entered into a $3.5 million Non-Revolving Note agreement with United Bank. This five-year agreement repaid the outstanding $3.5 million line of credit that was used for the down payment on the West Virginia Pipeline acquisition. This loan has monthly installment payments of $64,853 and has a fixed interest rate of 4.25%. The loan is collateralized by the Company's equipment and receivables. As of September 30, 2023, the Company had made principal payments of $1.7 million.

On April 29, 2022, the Company entered into a $7.5 million Non-Revolving Note agreement with United Bank. This five-year agreement was used to finance the purchase of Tri-State Paving and has monthly payments of $129,910 with a fixed interest rate of 4.25%. The Company has made principal payments of $1.8 million on this note as of September 30, 2023.

On April 29, 2022, the Company entered into a $1.0 million promissory note agreement with Corns Enterprises, a related party, as partial consideration for the purchase of Tri-State Paving. David E. Corns continued his role as President of the Company's Tri-State Paving Subsidiary. This four-year agreement requires $250,000 principal installment payments on or before the end of each twelve (12) full calendar month period beginning April 29, 2022. Interest payments due shall be calculated on the principal balance remaining and shall be at the stated rate of 3.5% per year. The Company has made $500,000 in principal payments on this note as of September 30, 2023.

On October 10, 2022, the Company entered into a $3.1 million promissory note agreement with United Bank. This five-year agreement financed the previous cash value of equipment purchased in the Ryan Construction acquisition. This loan has monthly installment payments of $60,000 and has a fixed interest rate of 6.0%. The loan is collateralized by the Company's equipment and receivables. As of September 30, 2023, the Company had made principal payments of $499,000.

On June 1, 2023, the Company entered into a $9.3 million Non-Revolving Note agreement with United Bank. This five-year agreement gave the Company access to a $9.3 million line of credit ("Equipment Line of Credit 2023"), specifically for the purchase of equipment, for a period of six months with a fixed interest rate of 7.25%. After six months, all borrowings against the Equipment Line of Credit 2023 will convert to a fifty-four-month term note agreement with a fixed interest rate of 7.25%. The loan is collateralized by the equipment purchased under this agreement. As of September 30, 2023, the Company had borrowed $8.5 million against this line of credit and had not made any principal payments.

At September 30, 2023, future expected payments due on short-term and long-term debt are as follows:

| | | |
|---|---|---:|
| 2024 | $ | 25,954,747 |
| 2025 | | 6,736,040 |
| 2026 | | 5,831,751 |
| 2027 | | 3,962,217 |
| 2028 | | 1,804,953 |
| Thereafter | | 535,568 |
| | $ | 44,825,276 |

As of September 30, 2023, the Company had $16.4 million in cash and $15.5 million in working capital (defined as current assets less current liabilities).

**Leases**

The Company leases office space for SQP for $1,500 per month. The lease, which was originally signed on March 25, 2021, is for a period of two years with five one-year renewals available immediately following the end of the base term. The Company has only committed to a one-year renewal and is evaluating whether to renew for additional periods.

The Company has two lease agreements for construction equipment with a combined amount of $160,000. The leases have a term of twenty-two months with a stated interest rate of 0%, combined monthly installment payments of $6,645 and are cancellable at any time without penalty. The Company has the right to purchase the equipment at the expiration of the leases by applying the two-month deposit paid. The related assets and finance lease obligations associated with these lease agreements are included in the consolidated balance sheets within property, plant and equipment and long-term debt.

The Company has two right-of-use operating leases acquired on April 29, 2022, as part of the Tri-State Paving, LLC transaction. The first operating lease, for the Hurricane, West Virginia facility, had a net present value of $236,000 at inception, and a carrying value of $133,000 at September 30, 2023. The second operating lease, for the Chattanooga, Tennessee facility, had a net present value of $144,000 at inception, and a carrying value of $57,000 at September 30, 2023. The 4.5% interest rate on the operating leases is based on the Company's incremental borrowing rate at inception.

The Company has a right-of-use operating lease with Enterprise acquired on August 11, 2022, as part of the Ryan Environmental acquisition. This lease agreement was initially for thirty-one vehicles with a net present value of $1.2 million. The Company subsequently netted forty-one additional leased vehicles with a net present value of $2.4 million. The right-of-use operating lease has a carrying value of $2.9 million at September 30, 2023. Each vehicle leased under the master lease program has its own implicit rate.

24

The Company has a right-of-use operating lease with RICA Developers, LLC acquired on August 12, 2022, as part of the Ryan Environmental acquisition. This lease, for the Bridgeport, West Virginia facility, had a net present value of $140,000 at inception and no carrying value at September 30, 2023. The 4.5% interest rate on the operating lease was based on the Company's incremental borrowing rate at inception. The Company has signed a one-year renewal agreement effective October 1, 2023 through September 30, 2024.

The Company has a right-of-use operating lease acquired on March 28, 2023. This lease, for the Winchester, Kentucky facility, had a net present value of $290,000 at inception and a carrying value of $262,000 at September 30, 2023. The 7.75% interest rate on the operating lease is based on the Company's incremental borrowing rate at inception.

The maturities of the Company's operating lease liabilities are as follows:

| | | |
|---|---|---|
| 2024 | $ | 1,205,658 |
| 2025 | | 1,097,808 |
| 2026 | | 969,003 |
| 2027 | | 326,022 |
| | | 3,598,491 |
| Less amounts representing interest | | (247,701) |
| Present value of operating lease liabilities | $ | 3,350,790 |

**Off-Balance Sheet Transactions**

Due to the nature of our industry, we often enter into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected on our balance sheets. Though for the most part not material in nature, some of these are:

**Rental Agreements**

The Company rents equipment for use on construction projects with rental agreements being week to week or month to month. Rental expense can vary by the fiscal year due to equipment requirements on construction projects and the availability of Company owned equipment. Rental expense, which is included in cost of goods sold on the consolidated statements of income, was $12.1 million and $9.8 million for the twelve months ended September 30, 2023, and 2022, respectively.

**Letters of Credit**

Certain of our customers or vendors may require letters of credit to secure payments that the vendors are making on our behalf or to secure payments to subcontractors, vendors, etc. on various customer projects. At September 30, 2023, the Company did not have any outstanding letters of credit.

**Performance Bonds**

Some customers, particularly new ones or governmental agencies require the Company to post bid bonds, performance bonds and payment bonds (collectively, performance bonds). These performance bonds are obtained through insurance carriers and guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If the Company fails to perform under a contract or to pay subcontractors and vendors, the customer may demand that the insurer make payments or provide services under the bond. The Company must reimburse the insurer for any expenses or outlays it is required to make.

Currently, the Company has an agreement with a surety company to provide bonding which will suit the Company's immediate needs. The ability to obtain bonding for future contracts is an important factor in the contracting industry with respect to the type and value of contracts that can be bid on. Depending upon the size and conditions of a particular contract, the Company may be required to post letters of credit or other collateral in favor of the insurer. Posting these letters or other collateral will reduce our borrowing capabilities. The Company does not anticipate any claims in the foreseeable future. At September 30, 2023, the Company had $72.0 million in performance bonds outstanding.

**Concentration of Credit Risk**

In the ordinary course of business, the Company grants credit under normal payment terms, generally without collateral, to our customers, which include natural gas and oil companies, general contractors, and various commercial and industrial customers located within the United States. Consequently, the Company is subject to potential credit risk related to business and economic factors that would affect these companies. However, the Company generally has certain statutory lien rights with respect to services provided. Under certain circumstances such as foreclosure, the Company may take title to the underlying assets in lieu of cash in settlement of receivables.

Please see the tables below for customers that represent 10.0% or more of the Company's revenue or accounts receivable, net of retention as of or for the fiscal years ended September 30, 2023, and 2022:

| Revenue | FY 2023 | FY 2022 |
|---|---|---|
| TransCanada Corporation | 13.9 % | 16.6 % |
| NiSource and subsidiaries | 17.5 % | * % |
| All other | 68.6 % | 83.4 % |
| Total | 100.0 % | 100.0 % |

* Less than 10.0% and included in "All other" if applicable

| Accounts receivable, net of retention | FY 2023 | FY 2022 |
|---|---|---|
| NiSource and subsidiaries | 11.8 % | * % |
| TransCanada Corporation | * % | 11.6 % |
| All other | 88.2 % | 88.4 % |
| Total | 100.0 % | 100.0 % |

* Less than 10.0% and included in "All other" if applicable

Virtually all work performed for major customers was awarded under competitive bid fixed price or unit price arrangements. The loss of a major customer could have a severe impact on the profitability of the Company. However, due to the nature of the Company's operations, the major customers and sources of revenues may change from year to year.

**Litigation**

In February 2018, the Company filed a lawsuit against a former customer in the United States District Court for the Western District of Pennsylvania. The lawsuit is related to a dispute over work performed on a pipeline construction project. On November 21, 2022, a Judgment Order was issued, and the Company was awarded $13.1 million, of which $5.8 million was the jury award, $1.6 million was for attorney's fees, and $5.7 million was for penalties and interest. The amounts awarded by the Judgment Order have not been recognized in the Company's consolidated financial statements as of September 30, 2023. The Company's attorney's fees have been expensed as incurred. The case has been appealed to the United States Court of Appeals for the Third Circuit and is expected to be heard within the next 12 months.

On November 12, 2021, the Company received a withdrawal liability claim from a pension plan to which the Company made pension contributions for union construction employees performing covered work in a particular jurisdiction. The Company has not performed covered work in their jurisdiction since 2011; however, the Company disagrees with the withdrawal claim and believes it is covered by an exemption under federal law. The demand called for thirty-four quarterly installment payments of $41,000 starting December 15, 2021. The Company must comply with the demand under federal pension law; however, the Company firmly believes no withdrawal liability exists. The Company is in negotiations with the pension fund to resolve the matter and all future payments have been suspended as part of the negotiation. The Company has expensed all $164,000 in payments made through September 30, 2022 and does not expect any future liabilities related to this claim. The Company did not make any payments during the twelve months ended September 30, 2023.

Other than described above, at September 30, 2023, the Company was not involved in any legal proceedings other than in the ordinary course of business. The Company is a party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties, or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims, and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. At September 30, 2023, the Company does not believe that any of these proceedings, separately or in aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

### Related Party Transactions

We intend that all transactions between us and our executive officers, directors, holders of 10% or more of the shares of any class of our common stock and affiliates thereof, will be on terms no less favorable than those terms given to unaffiliated third parties and will be approved by a majority of our independent outside directors not having any interest in the transaction.

On December 16, 2014, the Company's Nitro subsidiary entered into a 20-year $1.2 million loan agreement with First Bank of Charleston, Inc. (West Virginia) to purchase the office building and property it had previously been leasing. The interest rate on the loan agreement is 4.82% with monthly payments of $7,800. Mr. Douglas Reynolds, President of Energy Services, was a director and secretary of First Bank of Charleston. Mr. Samuel Kapourales, a director of Energy Services, was also a director of First Bank of Charleston. On October 15, 2018, First Bank of Charleston was merged into Premier Bank, Inc., a wholly owned subsidiary of Premier Financial Bancorp, Inc. Mr. Marshall Reynolds, Chairman of the Board of Energy Services, held the same position with Premier Financial Bancorp, Inc. Mr. Douglas Reynolds is the president and a director of Energy Services and was a director of Premier Financial Bancorp, Inc. On September 17, 2021, Peoples Bancorp, Inc., parent company of Peoples Bank, completed an acquisition of Premier Financial Bancorp, Inc. and its wholly owned subsidiaries, Premier Bank and Citizens Deposit Bank & Trust. On October 26, 2021, Mr. Douglas Reynolds was elected director of Peoples Bancorp, Inc., and its subsidiary Peoples Bank (collectively "Peoples Bank"). On February 21, 2023, Mr. Reynolds resigned from the board of directors of Peoples Bank. As of March 31, 2023, the Company had paid approximately $373,000 in principal and approximately $424,000 in interest since the beginning of the loan. This transaction was no longer considered a related party transaction subsequent to the quarter ended March 31, 2023.

On April 29, 2022, the Company entered into a $1.0 million promissory note agreement with Corns Enterprises as partial consideration for the purchase of Tri-State Paving. This four-year agreement requires $250,000 principal installment payments on or before the end of each twelve (12) full calendar month period beginning April 29, 2022. Interest payments due shall be calculated on the principal balance remaining and shall be at the stated rate of 3.5% per year. The Company has made $500,000 in principal payments on this note as of September 30, 2023.

Subsequent to the April 29, 2022 acquisition of Tri-State Paving, the Company entered into an operating lease for facilities in Hurricane, West Virginia with Corns Enterprises. This thirty-six-month lease is treated as a right to use asset and has payments of $7,000 per month. The total net present value at inception was $236,000 with a carrying value of $133,000 at September 30, 2023.

SQP made an equity investment of $156,000 in 1030 Quarrier Development, LLC ("Development") in August 2022. Development is a variable interest entity ("VIE") that is 75% owned by 1030 Quarrier Ventures, LLC ("Ventures") and 25% owned by SQP. SQP is not the primary beneficiary of the VIE and therefore will not consolidate Development into its consolidated financial statements. Instead, SQP will apply the equity method of accounting for its investment in Development. Development, a 1% owner, and United Bank, a 99% owner, formed 1030 Quarrier Landlord, LLC ("Landlord"). Landlord decided to pursue the following development project (the "Project"): a historical building at 1030 Quarrier Street, Charleston, West Virginia as well as associated land (the "Property") was purchased to be developed/rehabilitated into a commercial project including apartments and commercial space. Upon the completion of development, the Property will be used to generate rental income. SQP has been awarded the construction contract for the Project. United Bank provided $5.0 million in loans to fund the Project. SQP and Ventures have jointly provided an unconditional guarantee for the $5.0 million of obligations associated with the Project.

Other than mentioned above, there were no new material related party transactions entered into during the fiscal year ended September 30, 2023.

Certain Energy Services subsidiaries routinely engage in transactions in the normal course of business with each other, including sharing employee benefit plan coverage, payment for insurance and other expenses on behalf of other affiliates, and other services incidental to business of each of the affiliates. All revenue and related expense transactions, as well as the related accounts payable and accounts receivable have been eliminated in consolidation.

**Inflation**

Most significant project materials, such as pipe or electrical wire, are provided by the Company's customers. When possible, the Company attempts to lock in pricing with vendors and include qualifications regarding material cost increases in bids. Where allowed by contract, the Company will address fuel cost increases with customers. Significant inflation or supply chain issues could cause customers to delay or cancel planned projects; however, inflation did not have a significant effect on our results for the twelve months ended September 30, 2023, and 2022.

**Critical Accounting Estimates**

The discussion and analysis of the Company's financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities known to exist at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates. Management believes the following accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

**Revenues**

The Company recognizes revenue as performance obligations are satisfied and control of the promised good and service is transferred to the customer. For Lump Sum and Unit Price contracts, revenue is ordinarily recognized over time as control is transferred to the customers by measuring the progress toward complete satisfaction of the performance obligation(s) using an input (i.e., "cost to cost") method. For Cost Plus and Time and Material ("T&M") contracts, revenue is ordinarily recognized over time as control is transferred to the customers by measuring the progress toward satisfaction of the performance obligation(s) using an output method. The Company also does certain T&M service work that is generally completed in a short duration and is recognized at a point in time.

The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the cost to complete each project. We believe our experience allows us to create materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include:

- the completeness and accuracy of the original bid;
- costs associated with scope changes;
- changes in costs of labor and/or materials;
- extended overhead and other costs due to owner, weather and other delays;
- subcontractor performance issues;
- changes in productivity expectations;
- site conditions that differ from those assumed in the original bid;
- changes from original design on design-build projects;
- the availability and skill level of workers in the geographic location of the project;
- a change in the availability and proximity of equipment and materials;
- our ability to fully and promptly recover on affirmative claims and back charges for additional contract costs; and
- the customer's ability to properly administer the contract.

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit from period to period. Significant changes in cost estimates, particularly in our larger, more complex projects could have a significant effect on our profitability.

Our contract assets include cost and estimated earnings in excess of billings that represent amounts earned and reimbursable under contracts, including claim recovery estimates, but have a conditional right for billing and payment such as achievement of milestones or completion of the project. With the exception of customer affirmative claims, generally, such unbilled amounts will become billable according to the contract terms and generally will be billed and collected over the next three months. Settlement with the customer of outstanding affirmative claims is dependent on the claims resolution process and could extend beyond one year. Based on our historical experience, we generally consider the collection risk related to billable amounts to be low. When events or conditions indicate that it is probable that the amounts outstanding become unbillable, the transaction price and associated contract asset is reduced.

Our contract liabilities consist of provisions for losses and billings in excess of costs and estimated earnings. Provisions for losses are recognized in the consolidated statements of income at the uncompleted performance obligation level for the amount of total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue. Billings in excess of costs and estimated earnings are billings to customers on contracts in advance of work performed, including advance payments negotiated as a contract condition. Generally, unearned project-related costs will be earned over the next twelve months.

The following table presents our costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings at September 30, 2023 and 2022:

|  | September 30, 2023 | September 30, 2022 |
|---|---|---|
| Costs incurred on contracts in progress | $ 287,347,650 | $ 192,957,145 |
| Estimated earnings, net of estimated losses | 38,976,895 | 28,150,060 |
|  | 326,324,545 | 221,107,205 |
| Less billings to date | 328,112,326 | 211,025,190 |
|  | $ (1,787,781) | $ 10,082,015 |
|  |  |  |
| Costs and estimated earnings in excess of billed on uncompleted contracts | $ 15,955,220 | $ 16,109,593 |
| Less billings in excess of costs and estimated earnings on uncompleted contracts | 17,743,001 | 6,027,578 |
|  |  |  |
|  | $ (1,787,781) | $ 10,082,015 |

**Allowance for doubtful accounts**

The Company provides an allowance for doubtful accounts when collection of an account is considered doubtful. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates relating to, among others, our customers' access to capital, our customers' willingness or ability to pay, general economic conditions and the ongoing relationship with the customers. While most of our customers are large well capitalized companies, should they experience material changes in their revenues and cash flows or incur other difficulties and not be able to pay the amounts owed, this could cause reduced cash flows and losses in excess of our current reserves.

Materially incorrect estimates of bad debt reserves could result in an unexpected loss in profitability for the Company. Additionally, frequently changing reserves could be an indication of risky or unreliable customers. At September 30, 2023, management review deemed that the allowance for doubtful accounts was adequate.

Please see the allowance for doubtful accounts table below:

|  | Year Ended September 30, | |
|---|---|---|
|  | 2023 | 2022 |
| Balance at beginning of year | $ 70,310 | $ 70,310 |
| Charged to expense | — | — |
| Deductions for uncollectible receivables written off, net of recoveries | (19,247) | — |
| Balance at end of year | $ 51,063 | $ 70,310 |

29

**Impairment of goodwill and intangible assets**

The Company follows the guidance of Accounting Standards Codification ("ASC") 350-20-35-3 "Intangibles-Goodwill and Other (Topic 350)" which requires a company to record an impairment charge based on the excess of a reporting unit's carrying amount of goodwill over its fair value. Under the current guidance, companies can first choose to assess any impairment based on qualitative factors (Step 0). If a company fails this test or decides to bypass this step, it must proceed with a quantitative assessment of goodwill impairment. The Company did not have a goodwill impairment at September 30, 2023.

Materially incorrect estimates could cause an impairment of goodwill or intangible assets and result in a loss in profitability for the Company.

A table of the Company's intangible assets subject to amortization is below:

| Intangible assets: | Remaining Life at September 30, 2023 | Original Cost | Accumulated Amortization and Impairment at September 30, 2023 | Accumulated Amortization and Impairment at September 30, 2022 | Amortization and Impairment Twelve Months Ended September 30, 2023 | Amortization and Impairment Twelve Months Ended September 30, 2022 | Net Book Value September 30, 2023 |
|---|---|---|---|---|---|---|---|
| West Virginia Pipeline: | | | | | | | |
| Customer Relationships | 87 months | $ 2,209,724 | $ 607,661 | $ 386,693 | $ 220,968 | $ 220,968 | $ 1,602,063 |
| Tradename | 87 months | 263,584 | 72,500 | 46,136 | 26,364 | 26,364 | 191,084 |
| Non-competes | - months | 83,203 | 83,203 | 72,806 | 10,397 | 41,604 | — |
| | | | | | | | |
| Revolt Energy: | | | | | | | |
| Employment agreement/non-compete | - months | 100,000 | 100,000 | 77,779 | 22,221 | 63,890 | — |
| | | | | | | | |
| Tri-State Paving: | | | | | | | |
| Customer Relationships | 103 months | 1,649,159 | 233,631 | 66,781 | 166,850 | 66,781 | 1,415,528 |
| Tradename | 103 months | 203,213 | 28,789 | 8,368 | 20,421 | 8,368 | 174,424 |
| Non-competes | - months | 39,960 | 39,960 | 16,590 | 23,370 | 16,590 | — |
| Total intangible assets | | $ 4,548,843 | $ 1,165,744 | $ 675,153 | $ 490,591 | $ 444,565 | $ 3,383,099 |

**Depreciation and Amortization**

The purpose of depreciation and amortization is to represent an accurate value of assets on the books. Every year, as assets are used, their values are reduced on the balance sheet and expensed on the income statement. As depreciation and amortization are a noncash expense, the amount must be estimated. Each year a certain amount of depreciation and amortization is written off and the book value of the asset is reduced.

Property and equipment are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase productivity of the asset are expensed as incurred. Property and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets: buildings 39 years; operating equipment and vehicles 5-7 years; and office equipment, furniture and fixtures 5-7 years.

Acquired intangible assets subject to amortization are amortized on a straight-line basis, which approximates the pattern in which the economic benefit of the respective intangible assets is realized, over their respective estimated useful lives. The definite-lived identifiable intangible assets recognized as part of the Company's business combinations are initially recorded at their estimated fair value.

The Company's depreciation expense for the twelve months ended September 30, 2023 and 2022 was $7.3 million and $5.6 million, respectively. In general, depreciation is included in "cost of revenues" on the Company's consolidated statements of income.

The Company's amortization expense for the twelve months ended September 30, 2023 and 2022 were $490,591 and $444,565, respectively. In general, amortization is included in "cost of revenues" on the Company's consolidated statements of income.

Materially incorrect estimates of depreciation and amortization and/or the useful lives of assets could significantly impact the value of long-lived assets on the Company's consolidated financial statements. A material overvaluation could result in impairment charges and reduced profitability for the Company.

**Income Taxes**

The Company's income tax expense and deferred tax assets and liabilities reflect management's best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense. The Company's provision for income taxes is computed by applying a federal rate of 21.0% and a state rate of 6.0% to taxable income or loss after consideration of non-taxable and non-deductible items.

The income tax expense for the fiscal year ended September 30, 2023 was $3.0 million as compared to $2.3 million for the fiscal year ended September 30, 2022. The increase was due to an increase in taxable income for the fiscal year ended September 30, 2023, as compared to the fiscal year ended September 30, 2022.

The effective income tax rate for the fiscal year ended September 30, 2023 was 28.7%, as compared to an effective income tax rate of 37.6% for the fiscal year ended September 30, 2022. Effective income tax rates are estimates and may vary from period to period due to changes in the amount of taxable income or loss, non-taxable and non-deductible expenses.

**Accounting for PPP Loans**

The Company's accounting for PPP loans reflects management's best estimate of current and future amounts to be paid. The Company applies significant judgment regarding the determination of PPP loan forgiveness based on the rules established, and subsequently clarified by the SBA, including rules related to the Company's affiliations and meeting SBA size standards.

Refer to Note 3 "Accounting for PPP Loans" in the accompanying consolidated financial statements for additional details.

**New Accounting Pronouncements**

On October 28, 2021, the Financial Accounting Standards Board ("FASB") released Accounting Standards Update ("ASU") 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The amendments of this ASU require entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for public business entities for the fiscal years, including interim periods within those the fiscal years, beginning after December 15, 2022. For all other entities they are effective for the fiscal years, including interim periods within those the fiscal years, beginning after December 15, 2023. Entities should apply the amendments prospectively to business combinations that occur after the effective date. Early adoption is permitted, including in any interim period, for public business entities for periods for which financial statements have not yet been issued, and for all other entities for periods for which financial statements have not yet been made available for issuance. The Company is currently assessing the effect that ASU 2021-08 will have on their results of operations, financial position and cash flows; however, the Company does not expect a significant impact.

The FASB recently issued ASU 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance*, which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. Entities are required to provide the new disclosures prospectively for all transactions with a government entity that are accounted for under either a grant or a contribution

31

accounting model and are reflected in the financial statements at the date of initially applying the new amendments, and to new transactions entered into after that date. Retrospective application of the guidance is permitted. The Company adopted ASU 2021-10 on October 1, 2022, and its adoption did not have a significant impact on the Company's consolidated financial statements.

**Subsequent Events**

On November 15, 2023, the Company's Board of Directors approved an annual dividend of $0.06 per common share. The 2024 dividend was paid on January 2, 2024 to holders of record as of December 15, 2023. While this is expected to be an annual dividend, factors such as income from operations, cash flows, and overall financial outlook may affect future dividend payments.

Management has evaluated all subsequent events for accounting and disclosure. There have been no other material events during the period, other than noted above, that would either impact the results reflected in the report or the Company's results going forward.

**ITEM 7A.    Quantitative and Qualitative Disclosures about Market Risk**

Not required for smaller reporting companies.

**ITEM 8.    Financial Statements and Supplementary Data**

Financial Statements are included at page F-1 of this Annual Report on Form 10-K.

**ITEM 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**ITEM 9A.    Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Energy Services files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

**Management's Report on Internal Control over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1)  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

32

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the framework set forth in the report entitled "Internal Control–Integrated Framework 2013" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has not identified any material weakness in the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2023.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only Management's report in this Annual Report.

**Changes in Internal Controls Over Financial Reporting**

During the three months ended September 30, 2023, the Company implemented a remediation plan to correct a material weakness in internal controls related to the financial reporting of PPP Loans, as previously reported. The plan includes establishing a committee to oversee the Company's involvement in government assistance programs and the engagement of outside advisors to review compliance with the SBA's rules and regulations for loan forgiveness.

Except as noted above, there has been no change in the Company's internal control over financial reporting during the Company's fourth quarter of fiscal year 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**ITEM 9B.    Other Information**

None.

**ITEM 9C.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not Applicable.

**PART III**

**ITEM 10.    Directors, Executive Officers and Corporate Governance**

The Company has adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics was previously filed as an exhibit to our Registration Statement on Form S-1. A copy of the Code will be furnished without charge upon written request to the Corporate Secretary, Energy Services of America Corporation, 75 West 3rd Ave., Huntington, West Virginia 25701.

The information contained under the sections captioned "Proposal I – Election of Directors" in the Company's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of September 30, 2023 (the "Proxy Statement") is incorporated herein by reference.

**ITEM 11.    Executive Compensation**

The information contained under the section captioned "Proposal I – Election of Directors – Executive and Director Compensation" in the definitive Proxy Statement is incorporated herein by reference.

**ITEM 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

(a)  Securities Authorized for issuance under Stock-Based Compensation Plans

The following table presents certain information regarding our Equity Compensation Plan in effect as of September 30, 2023:

| Plan | Number of securities to be issued upon exercise of outstanding options and rights | Weighted average exercise price | Number of securities remaining available for issuance under plan |
| --- | --- | --- | --- |
| Equity compensation plans approved by stockholders | — | — | 1,460,000 |
| Equity compensations plans not approved by stockholders | — | — | — |
| **Total** | — | — | 1,460,000 |

   (b)  Security Ownership of Certain Beneficial Owners
        The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners" in the Proxy Statement.

   (c)  Security Ownership of Management
        The information required by this item is incorporated herein by reference to the section captioned "Proposal I – Election of Directors" in the Proxy Statement.

   (d)  Changes in Control
        The management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

**ITEM 13.    Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated herein by reference to the sections captioned "Proposal I – Election of Directors – Certain Relationships and Related Transactions" and "– Board Independence" of the Proxy Statement.

**ITEM 14.    Principal Accountant Fees and Services**

The information required by this item is incorporated herein by reference to the section captioned "Proposal II – Ratification of Independent Registered Public Accounting Firm" of the Proxy Statement.

Table of Contents

**PART IV**

<u>**ITEM 15.**</u>   <u>**Exhibits and Financial Statement Schedules**</u>

The exhibits and financial statement schedules filed as a part of this Annual Report on Form 10-K are as follows:

(a)(1)    <u>Consolidated Financial Statements</u>

**Energy Services of America Corporation**

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID 23) | F-1 |
| Consolidated Balance Sheets, September 30, 2023 and September 30, 2022. | F-4 |
| Consolidated Statements of Income, Years Ended September 30, 2023 and September 30, 2022. | F-5 |
| Consolidated Statements of Cash Flows, Years Ended September 30, 2023 and September 30, 2022. | F-6 |
| Consolidated Statements of Changes in Shareholders' Equity, Years Ended September 30, 2023 and September 30, 2022. | F-7 |
| Notes to Consolidated Financial Statements. | F-8 |

(a)(2)    <u>Consolidated Financial Statement Schedules</u>

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

(a)(3)    <u>Exhibits</u>

35

| Exhibit No. | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation (1) |
| 3.2 | Bylaws (1) |
| 3.3 | Certificate of Amendment to the Registrant's Certificate of Incorporation (1) |
| 3.4 | Certificate of Designations Series A Preferred Stock (4) |
| 4.1 | Form of Certificate of Common Stock (1) |
| 4.2 | Description of Common Stock (5) |
| 10.1 | Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (1) |
| 10.2 | Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders (1) |
| 10.3 | Form of Letter Agreement between Chapman Printing Co. and the Registrant regarding administrative support (1) |
| 10.4 | Form of Amended Registration Rights Agreement among the Registrant and the Initial Stockholders (1) |
| 10.5 | Energy Services of America Corporation Employee Stock Purchase Plan (2) |
| 10.6 | Energy Services of America Corporation 2022 Equity Incentive Plan (7) |
| 14 | Code of Ethics (1) |
| 16.1 | Letter disclosing combination dated November 1, 2021, from Baker Tilly US, LLP (6) |
| 16.2 | Letter of Agreement dated November 1, 2021, form Baker Tilly US, LLP (6) |
| 21 | List of subsidiaries |
| 23 | Consent of Baker Tilly US, LLP |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |

(1)    Incorporated by reference to the Registration Statement on Form S-1 of Energy Services of America Corp. (file no. 333-133111), originally filed with the Securities and Exchange Commission on April 7, 2006, as amended.

(2)    Filed as Appendix A to the Schedule 14-A filed with the Securities and Exchange Commission on October 16, 2008.

(3)    Filed as Appendix A to the Schedule 14-A filed with the Securities and Exchange Commission on July 2, 2010.

(4)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2013.

(5)    Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 20, 2019.

(6)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2021.

(7)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022.

(b) The exhibits listed under (a)(3) above are filed herewith.
(c) Not applicable.

## ITEM 16.    Annual Report on Form 10-K Summary

None.

Table of Contents

**SIGNATURES**

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY SERVICES OF AMERICA CORPORATION

Date: January 16, 2024

By:   /s/ Douglas V. Reynolds
Douglas V. Reynolds
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | Name | Position | Date |
|---|---|---|---|
| By | /s/ Marshall T. Reynolds<br>Marshall T. Reynolds | Chairman of the Board | January 16, 2024 |
| By | /s/ Jack Reynolds<br>Jack R. Reynolds | Director | January 16, 2024 |
| By | /s/ Charles P. Crimmel<br>Charles P. Crimmel | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | January 16, 2024 |
| By | /s/ Amy E. Abraham<br>Amy E. Abraham | Director | January 16, 2024 |
| By | /s/ Joseph L. Williams<br>Joseph L. Williams | Director | January 16, 2024 |
| By | /s/ Mark S. Prince<br>Mark S. Prince | Director | January 16, 2024 |
| By | /s/ Frank S. Lucente<br>Frank S. Lucente | Director | January 16, 2024 |
| By | /s/ Patrick J. Farrell<br>Patrick J. Farrell | Director | January 16, 2024 |
| By | /s/ Samuel G. Kapourales<br>Samuel G. Kapourales | Director | January 16, 2024 |
| By | /s/ Douglas V. Reynolds<br>Douglas V. Reynolds | President and Chief Executive Officer, and Director<br>(Principal Executive Officer) | January 16, 2024 |

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors
Energy Services of America Corporation
Huntington, West Virginia

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheets of Energy Services of America Corporation and subsidiaries (the Company) as of September 30, 2023 and 2022, the related consolidated statements of income, changes in shareholders' equity and cash flows, for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

***Over-Time Revenue Recognition***

*Critical Audit Matter Description*

As described in Notes 2 and 4 to the consolidated financial statements, the Company recognizes revenue from contracts with customers over time as performance obligations are satisfied and control of the promised good and service is transferred to the customer. The Company recognizes revenue on lump sum and unit price contracts by measuring the progress toward complete satisfaction of contractual performance obligations using an input method. For cost plus and time and material contracts, the Company recognizes revenue from contracts with customers over time as control is transferred to the customer by measuring progress toward complete satisfaction of the performance obligations using an output method.

We identified the evaluation of the Company's estimates on significant construction contracts with customers and their effect on revenue recognition as a critical audit matter. The Company's significant estimates include the determination of the performance obligations and allocation of transaction price and estimated costs to complete. Recognition of revenue and profit over time as performance obligations are satisfied for long-term lump sum and unit price contracts is highly judgmental as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts. Auditing the Company's estimates of total contract revenue and costs used to recognize revenue on construction contracts involved significant auditor judgement, as it required the evaluation of subjective factors such as assumptions related to project schedule and completion, forecasted labor, material and subcontract costs and variable consideration estimates related to incentive fees, unpriced change orders and contractual disputes and claims. These estimates are dependent upon significant management judgement, which affects the measurement of revenue recognized by the Company.

*How We Addressed the Matter in Our Audit*

The primary procedures we performed to address this critical audit matter included:

- Evaluated the Company's estimated revenue and costs to complete by obtaining and analyzing supporting documentation of management's estimates of variable consideration and contract costs.
- Compared contract profitability estimates in the current year to historical estimates and actual performance.
- Tested samples of completed and in-process contracts and contract transactions by inspecting the underlying customer contracts, contract billing data, and contract cost source documentation, and evaluated the Company's recognition of contract assets, liabilities, revenue, and costs of revenue in accordance with the Company's revenue recognition policy.

***Accounting for PPP Loan Forgiveness***

*Critical Audit Matter Description*

As described in Note 3 to the consolidated financial statements, the Company received notification from The Small Business Administration ("SBA") that one of the Company's PPP loans was under review. As a result of the notification, the Company's management undertook a process to re-evaluate the proper accounting for all PPP loan forgiveness and determined an error existed in previous periods. As such, the Company restated its consolidated financial statements for the fiscal years ended September 30, 2022 and 2021 to reinstate the PPP loans to their original loan balance of $9.8 million plus accrued interest.

The Company was required to apply judgment regarding the determination of PPP loan forgiveness based on the rules established, and subsequently clarified by the SBA, including rules related to the Company's affiliates in determining the aggregate number of employees. In addition, the Company must apply a probability analysis in determining the amount and period of forgiveness.

*How We Addressed the Matter in Our Audit*

The primary procedures we performed to address this critical audit matter included:

- Tested the accuracy and completeness of the PPP loans and the Company's eligibility for the PPP loans.
- Evaluated the process management used to determine eligibility of the Company for PPP loans, under the application of SBA rules, including those related to the Company's affiliates.
- Engaged an auditor specialist to assist the engagement team in evaluating the appropriateness of the PPP loans and application for forgiveness, including consideration of the SBA's rule and regulations, as clarified.
- Evaluated the process that management used to determine probability of forgiveness for the PPP loans.
- Tested the mathematical accuracy of the model used by management to calculate accrued and unpaid interest.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2008.

Pittsburgh, Pennsylvania
January 16, 2024

**ENERGY SERVICES OF AMERICA CORPORATION**
**CONSOLIDATED BALANCE SHEETS**
**As of September 30, 2023 and 2022**

| | | 2023 | | 2022 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | 16,431,572 | $ | 7,427,474 |
| Accounts receivable trade | | 51,219,958 | | 38,525,223 |
| Allowance for doubtful accounts | | (51,063) | | (70,310) |
| Retainages receivable | | 7,589,749 | | 4,443,679 |
| Other receivables | | 516,968 | | 10,866 |
| Contract assets | | 15,955,220 | | 16,109,593 |
| Prepaid expenses and other | | 3,520,178 | | 3,945,968 |
| Total current assets | | 95,182,582 | | 70,392,493 |
| | | | | |
| Property, plant, and equipment, at cost | | 84,329,349 | | 73,736,433 |
| less accumulated depreciation | | (47,799,840) | | (41,074,646) |
| Total fixed assets | | 36,529,509 | | 32,661,787 |
| | | | | |
| Right-of-use assets-operating lease | | 3,326,405 | | 1,611,321 |
| Intangible assets, net | | 3,383,099 | | 3,873,690 |
| Goodwill | | 4,087,554 | | 4,087,554 |
| | | | | |
| Total assets | $ | 142,509,149 | $ | 112,626,845 |
| | | | | |
| **Liabilities and shareholders' equity** | | | | |
| Current liabilities | | | | |
| Current maturities of long-term debt | $ | 6,107,277 | $ | 4,060,016 |
| Lines of credit and short-term borrowings | | 19,847,470 | | 23,164,851 |
| Current maturities of operating lease liabilities | | 1,075,815 | | 588,653 |
| Accounts payable | | 22,026,639 | | 20,314,408 |
| Accrued expenses and other current liabilities | | 13,103,944 | | 11,266,008 |
| Contract liabilities | | 17,743,001 | | 6,027,578 |
| Total current liabilities | | 79,904,146 | | 65,421,514 |
| | | | | |
| Long-term debt, less current maturities | | 18,870,529 | | 13,494,084 |
| Long-term operating lease liabilities, less current maturities | | 2,274,975 | | 1,015,624 |
| Deferred tax liability | | 6,870,510 | | 4,455,079 |
| Total liabilities | | 107,920,160 | | 84,386,301 |
| | | | | |
| **Shareholders' equity** | | | | |
| | | | | |
| Common stock, $.0001 par value Authorized 50,000,000 shares, 17,885,615 issued and 16,567,185 outstanding at September 30, 2023 and 17,885,615 issued and 16,667,185 outstanding at September 30, 2022 | | 1,789 | | 1,789 |
| | | | | |
| Treasury stock, 1,318,430 shares at September 30, 2023 and 1,218,430 at September 30, 2022 | | (132) | | (122) |
| | | | | |
| Additional paid in capital | | 60,288,745 | | 60,508,350 |
| Retained deficit | | (25,701,413) | | (32,269,473) |
| Total shareholders' equity | | 34,588,989 | | 28,240,544 |
| Total liabilities and shareholders' equity | $ | 142,509,149 | $ | 112,626,845 |

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

**ENERGY SERVICES OF AMERICA CORPORATION**
**CONSOLIDATED STATEMENTS OF INCOME**
**For the years ended September 30, 2023 and 2022**

|  | 2023 | 2022 |
|---|---|---|
| Revenue | $ 304,104,492 | $ 197,590,000 |
| Cost of revenues | 267,291,157 | 175,219,252 |
| Gross profit | 36,813,335 | 22,370,748 |
| Selling and administrative expenses | 23,776,898 | 15,878,138 |
| Income from operations | 13,036,437 | 6,492,610 |
| Other income (expense) |  |  |
| Interest income | 196 | 576 |
| Other nonoperating expense | (287,602) | (248,006) |
| Interest expense | (2,406,839) | (987,689) |
| Gain on sale of equipment | 34,478 | 755,470 |
|  | (2,659,767) | (479,649) |
| Income before income taxes | 10,376,670 | 6,012,961 |
| Income tax expense | 2,975,250 | 2,262,646 |
| Net income | $ 7,401,420 | $ 3,750,315 |
| Weighted average shares outstanding-basic | 16,646,086 | 16,323,790 |
| Weighted average shares-diluted | 16,670,963 | 16,323,790 |
| Earnings per share |  |  |
| available to common shareholders | $ 0.44 | $ 0.23 |
| Earnings per share-diluted |  |  |
| available to common shareholders | $ 0.44 | $ 0.23 |

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

F-5

**ENERGY SERVICES OF AMERICA CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For the years ended September 30, 2023 and 2022**

| | 2023 | 2022 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 7,401,420 | $ 3,750,315 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense on property, plant, and equipment | 7,316,594 | 5,568,929 |
| Accreted interest on PPP loans | 99,789 | 99,758 |
| Gain on sale of equipment | (34,478) | (755,470) |
| Provision for deferred taxes | 2,415,431 | 2,421,646 |
| Provision for loss on contract | — | 248,770 |
| Amortization of intangible assets | 490,591 | 444,565 |
| Accreted interest on notes payable | 54,687 | 49,638 |
| Increase in accounts receivable | (12,713,982) | (17,432,706) |
| Increase in retainage receivable | (3,146,070) | (3,526,153) |
| (Increase) decrease in other receivables | (506,102) | 532,462 |
| Decrease (increase) in contract assets | 154,373 | (7,379,191) |
| Decrease in prepaid expenses and other | 4,237,434 | 2,940,958 |
| Increase in accounts payable | 1,712,231 | 13,029,016 |
| Increase in accrued expenses and other current liabilities | 1,870,432 | 5,417,842 |
| Increase in contract liabilities | 11,715,423 | 2,874,288 |
| Net cash provided by operating activities | 21,067,773 | 8,284,667 |
| **Cash flows from investing activities:** | | |
| Investment in property and equipment | (10,822,373) | (5,308,189) |
| Acquisition of Ryan Environmental and Ryan Transport | — | (4,042,057) |
| Proceeds from sales of property and equipment | 647,111 | 1,071,723 |
| Net cash used in investing activities | (10,175,262) | (8,278,523) |
| **Cash flows from financing activities:** | | |
| Preferred stock redemption | — | (1,210,525) |
| Borrowings on lines of credit and short-term debt, net of repayments | 1,258,271 | 4,687,099 |
| Proceeds from long-term debt | 3,100,000 | — |
| Treasury stock repurchased | (219,615) | — |
| Special cash dividend on common stock | (833,360) | — |
| Principal payments on long-term debt | (5,193,709) | (4,281,983) |
| Net cash used in financing activities | (1,888,413) | (805,409) |
| Increase (decrease) in cash and cash equivalents | 9,004,098 | (799,265) |
| Cash and cash equivalents beginning of period | 7,427,474 | 8,226,739 |
| Cash and cash equivalents end of period | $ 16,431,572 | $ 7,427,474 |
| **Supplemental schedule of noncash investing and financing activities:** | | |
| Purchases of property and equipment under financing agreements | $ 975,643 | $ 549,455 |
| Prepaid insurance premiums financed | $ 3,811,644 | $ 3,352,971 |
| Operating line of credit refinanced to long-term note for equipment purchases | $ 8,487,085 | $ — |
| Debt assumed in acquisitions for equipment | $ — | $ 390,445 |
| Sellers' note Tri-State Paving acquisition | $ — | $ 936,000 |
| Note payable to finance Tri-State Paving acquisition | $ — | $ 7,500,000 |
| Common stock issued to finance Tri-State Paving acquisition | $ — | $ 1,048,218 |
| Par value of common stock issued from preferred stock conversion | $ — | $ 263 |
| Operating lease right-of-use assets received in exchange for operating lease liabilities | $ 2,590,566 | $ 1,710,032 |
| **Supplemental disclosures of cash flows information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 2,302,976 | $ 846,129 |
| Income taxes | $ 28,589 | $ 50,231 |

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

F-6

**ENERGY SERVICES OF AMERICA CORPORATION**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**For the years ended September 30, 2023 and 2022**

| | Common Stock | | | Additional Paid in Capital | Retained Deficit | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | | | |
| Balance at September 30, 2022 | 16,667,185 | $ | 1,789 | $ 60,508,350 | $ (32,269,473) | $ (122) | $ 28,240,544 |
| Net income | — | | — | — | 7,401,420 | — | 7,401,420 |
| Special cash dividend on common stock ($0.05 per share) | — | | — | — | (833,360) | — | (833,360) |
| Treasury stock repurchased by Company | (100,000) | | — | (219,605) | — | (10) | (219,615) |
| Balance at September 30, 2023 | 16,567,185 | $ | 1,789 | $ 60,288,745 | $ (25,701,413) | $ (132) | $ 34,588,989 |
| Balance at September 30, 2021 | 13,621,406 | $ | 1,484 | $ 60,670,699 | $ (36,019,788) | $ (122) | $ 24,652,273 |
| Net income | — | | — | — | 3,750,315 | — | 3,750,315 |
| Preferred share redemption, net of accrued dividends | — | | — | (1,210,525) | — | — | (1,210,525) |
| Preferred share conversion | 2,626,492 | | 263 | — | — | — | 263 |
| Shares issued for Tri-State Paving acquisition | 419,287 | | 42 | 1,048,176 | — | — | 1,048,218 |
| Balance at September 30, 2022 | 16,667,185 | $ | 1,789 | $ 60,508,350 | $ (32,269,473) | $ (122) | $ 28,240,544 |

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements

F-7

**ENERGY SERVICES OF AMERICA CORPORATION**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## 1. BUSINESS AND ORGANIZATION:

Energy Services of America Corporation ("Energy Services" or the "Company"), formed in 2006, is a contractor and service company that operates primarily in the mid-Atlantic and central regions of the United States and provides services to customers in the natural gas, petroleum, water distribution, automotive, chemical, and power industries. For the gas industry, the Company is primarily engaged in the construction, replacement and repair of natural gas pipelines and storage facilities for utility companies and private natural gas companies. Energy Services is involved in the construction of both interstate and intrastate pipelines, with an emphasis on the latter. For the oil industry, the Company provides a variety of services relating to pipeline, storage facilities and plant work. For the power, chemical, and automotive industries, the Company provides a full range of electrical and mechanical installations and repairs including substation and switchyard services, site preparation, equipment setting, pipe fabrication and installation, packaged buildings, transformers, and other ancillary work with regards thereto. Energy Services' other pipeline services include corrosion protection services, horizontal drilling services, liquid pipeline construction, pump station construction, production facility construction, water and sewer pipeline installations, various maintenance and repair services and other services related to pipeline construction. The Company has also added the ability to install broadband and solar electric systems and perform civil and general contracting services.

The Company had consolidated operating revenues of $304.1 million for the fiscal year ended September 30, 2023, of which 48.8% was attributable to electrical, mechanical, and general contract services, 30.3% to gas and petroleum transmission projects, and 20.9% to gas & water distributions services. The Company had consolidated operating revenues of $197.6 million for the fiscal year ended September 30, 2022, of which 43.5% was attributable to electrical, mechanical, and general contract services, 29.5% to gas and petroleum transmission projects, and 27.0% to gas & water distributions services.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Revenue Recognition

The Company recognizes revenue as performance obligations are satisfied and control of the promised goods and service is transferred to the customer. For Lump Sum and Unit Price contracts, revenue is ordinarily recognized over time as control is transferred to the customers by measuring the progress toward complete satisfaction of the performance obligation(s) using an input (i.e., "cost to cost") method. For Cost Plus and Time and Material ("T&M") contracts, revenue is ordinarily recognized over time as control is transferred to the customers by measuring the progress toward satisfaction of the performance obligation(s) using an output method.

The Company does have certain service and maintenance contracts in which each customer purchase order is considered its own performance obligation recognized over time and would be recognized depending on the type of contract mentioned above. The Company also does certain T&M service work that is generally completed in a short duration and is recognized at a point in time.

All contract costs, including those associated with affirmative claims, change orders and back charges, are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs consist of direct costs on contracts, including labor and materials, amounts payable to subcontractors and outside equipment providers, direct overhead costs and internal equipment expense (primarily depreciation, fuel, maintenance, and repairs).

The Company recognizes revenue, but not profit, on certain uninstalled materials. Revenue on these uninstalled materials is recognized when the cost is incurred (when control is transferred), but the associated profit is not recognized until the materials are installed. The costs of uninstalled materials are tracked separately within the Company's accounting software.

Pre-contract and bond costs, if required, and mobilization costs on projects are generally immaterial to the total value of the Company's contracts and are expensed when incurred. As a practical expedient, the Company recognizes these incremental costs as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For projects expected to last greater than one year, mobilization costs are capitalized as incurred and amortized over the expected duration of the project. For these projects, mobilization costs will be tracked separately in the Company's accounting software. This includes costs associated with setting up a project lot or lay-down yard, equipment, tool and supply transportation, temporary facilities and utilities and worker qualification and safety training.

Contracts may require the Company to warranty that work is performed in accordance with the contract; however, the warranty is not priced separately, and the Company does not offer customers an option to purchase a warranty.

**Principles of Consolidation**

The consolidated financial statements of Energy Services include the accounts of Energy Services, its wholly owned subsidiaries West Virginia Pipeline, SQP, Ryan Construction, Tri-State Paving and C.J. Hughes and its subsidiaries, Contractors Rental, Nitro, and Pinnacle. All significant intercompany accounts and transactions have been eliminated in the consolidation. Unless the context requires otherwise, references to Energy Services include Energy Services, West Virginia Pipeline, SQP, Ryan Construction, Tri-State Paving and C.J. Hughes and its subsidiaries.

**Use of Estimates and Assumptions**

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("U.S.GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and loss during the reporting period. Actual results could differ materially from those estimates.

**Cash and Cash Equivalents**

Energy Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Fair Value Measurements**

The "Fair Value Measurement" Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and specifies disclosures about fair value measurements.

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The "Fair Value Measurement" Topic establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

**Level 1** — Quoted prices for identical assets and liabilities traded in active exchange markets.

**Level 2** — Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

**Level 3** — Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The carrying amount for borrowings under the Company's revolving credit facility approximates fair value because of the variable market interest rate charged to the Company for these borrowings. The fair value of the Company's long term fixed-rate debt was estimated using a discounted cash flow analysis and a yield rate that was estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. The fair value of the aggregate principal amount of the Company's fixed-rate debt of $33.8 million at September 30, 2023 was $32.1 million. The fair value of the aggregate principal amount of the Company's fixed-rate debt of $25.1 million at September 30, 2022 was $24.3 million.

All other current assets and liabilities are carried at a net realizable value which approximates fair value because of their short duration to maturity.

**Accounts Receivable and Allowance for Doubtful Accounts**

The Company's accounts receivable consists of amounts that have been billed to customers. Collateral is generally not required. A majority of the Company's contracts have monthly billing terms and payment terms within 30 to 45 days after invoices have been issued. The Company attempts to negotiate two-week billing terms and 15-day payment terms on larger projects. The timing of billings to customers may generate contract assets or contract liabilities. Certain construction contracts include retention provisions to provide assurance to our customers that we will perform in accordance with the contract terms and are therefore not considered a financing benefit. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work or products by the customer. We have determined there are no significant financing components in our contracts as of and for the years ended September 30, 2023 and 2022.

Retainage billed but not paid pursuant to contract provisions will be due upon completion of the contracts. Based on the Company's experience, management considers all amounts classified as retainage receivable to be collectible. All retainage receivable amounts are expected to be collected within the next fiscal year.

The Company provides an allowance for doubtful accounts when collection of an account or note receivable is considered doubtful, and receivables are written off against the allowance when deemed uncollectible. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates including, among others, the customer's access to capital, the customer's willingness or ability to pay, general economic conditions and the ongoing relationship with the customer.

**Property and Equipment**

Property and equipment are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase productivity of the asset are expensed as incurred. Property and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets: buildings 39 years; operating equipment and vehicles 5-7 years; and office equipment, furniture and fixtures 5-7 years.

**Intangible Assets**

Acquired intangible assets subject to amortization are amortized on a straight-line basis, which approximates the pattern in which the economic benefit of the respective intangible assets is realized, over their respective estimated useful lives. The definite-lived identifiable intangible assets recognized as part of the Company's business combinations were initially recorded at their estimated fair value.

**Impairment of Long-Lived Assets**

A long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value is required.

**Claims**

Claims are amounts in excess of the agreed contract price that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. The Company records revenue on claims that management believes are probable. Revenue from a claim is recorded only to the extent that contract costs relating to the claim have been incurred.

**Self -Insurance**

The Company has its workers compensation, general liability and auto insurance through a captive insurance company. While the Company believes that this arrangement has been very beneficial in reducing and stabilizing insurance costs, the Company has to maintain a surety deposit to guarantee payment of premiums. The surety deposit had a balance of $1.9 million and $1.8 million as of September 30, 2023 and 2022, respectively, which is in "Prepaid expenses and other" on the Company's Consolidated Balance Sheets. Should the captive experience severe losses over an extended period, it could increase the Company's insurance expense or surety deposit required.

**Advertising**

All advertising costs are expensed as incurred. Total advertising expenses were $138,000 and $17,000 for the years ended September 30, 2023 and 2022, respectively.

**Stock Compensation Plans**

The Company accounts for its equity-based compensation as prescribed by U.S. GAAP for share-based payments. The Company has adopted a fair value-based method of accounting for employee equity-based plans, whereby compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock compensation plans will be reflected in net income as part of "Selling and administrative expenses" on the consolidated statements of income.

**Income Taxes**

The Company and all subsidiaries file a consolidated federal and various state income tax returns on a fiscal year basis. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations for years ending prior to September 30, 2020. The Company follows the liability method of accounting for income taxes in accordance with U.S. GAAP. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

U.S. GAAP also prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or to be taken on a tax return. This evaluation is a two-step process. First, the recognition process determines if it is more likely than not that a tax position will be sustained based on the merits of the tax position upon examination by the appropriate taxing authority. Second, a measurement process is calculated to determine the amount of benefit/expense to recognize in the financial statements if a tax position meets the more likely than not recognition threshold. The tax position is measured at the greatest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement. Any interest and penalty related to the unrecognized tax benefits, as the result of recognition of tax obligations resulting from uncertain tax positions, are included in general and administrative expenses. The Company had not recognized any uncertain tax positions at September 30, 2023 or 2022.

**Earnings Per Common Share**

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year, and diluted earnings per share is computed using the weighted average number of common shares outstanding during the year adjusted for all potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be anti-dilutive.

**Collective Bargaining Agreements**

Certain Energy Services subsidiaries are party to collective bargaining agreements with unions representing members that are employed by the Company. The agreements require such subsidiaries to pay specified wages and provide certain benefits to the union employees. These agreements expire at various times and have typically been renegotiated and renewed on terms that are similar to the ones contained in the expiring agreements.

Under certain collective bargaining agreements, the applicable Energy Services subsidiary is required to make contributions to multi-employer pension plans. If the subsidiary were to cease participation in one or more of these plans, a liability could potentially be assessed related to any underfunding of these plans. The amount of such an assessment, were one to be made, cannot be reasonably estimated.

**Litigation Costs**

The Company recognizes reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Litigation costs are expensed as incurred.

**Treasury Stock**

When the Company's stock is retired or repurchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), an excess of par or stated value over the cost of treasury shares is credited to additional paid-in capital.

**New Accounting Pronouncements**

On October 28, 2021, the FASB released Accounting Standards Update ("ASU") 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The amendments of this ASU require entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2022. For all other entities they are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Entities should apply the amendments prospectively to business combinations that occur after the effective date. Early adoption is permitted, including in any interim period, for public business entities for periods for which financial statements have not yet been issued, and for all other entities for periods for which financial statements have not yet been made available for issuance. The Company is currently assessing the effect that ASU 2021-08 will have on their results of operations, financial position, and cash flows; however, the Company does not expect a significant impact.

The FASB recently issued ASU 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance", which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. Entities are required to provide the new disclosures prospectively for all transactions with a government entity that are accounted for under either a grant or a contribution accounting model and are reflected in the financial statements at the date of initially applying the new amendments, and to new transactions entered into after that date. Retrospective application of the guidance is permitted. The Company adopted ASU 2021-10 on October 1, 2022, and its adoption did not have a significant impact on the Company's consolidated financial statements.

3. **ACCOUNTING FOR PPP LOANS**

Due to the economic uncertainties created by COVID-19 and limited operating funds available, the Company applied for loans under the PPP. On April 15, 2020, the Company and its subsidiaries, C.J. Hughes, Contractors Rental and Nitro, entered into separate PPP notes effective April 7, 2020, with its Lender in an aggregate principal amount of $13.1 million pursuant to the PPP Loans. In a special meeting held on April 27, 2020, the Board of Directors of the Company unanimously voted to return $3.3 million of the PPP Loans after discussing the financing needs of the Company and subsidiaries. That left the Company and subsidiaries with $9.8 million in PPP Loans to fund operations. During fiscal year 2021, the Company received notice that the SBA had granted forgiveness of the $9.8 million of PPP Loans and the SBA repaid the Lender in full. The forgiveness was recorded as other income for the fiscal year ended September 30, 2021.

During April 2023, management received notification from the SBA that one of the Company's forgiveness applications related to the PPP Loans was under review. As part of the review, the SBA requested additional payroll information. Additionally, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender. The Company recognizes that there is a possibility that the SBA could reverse its previous determination on the forgiveness of the PPP Loans. As a result of this uncertainty, the Company restated the previously issued financial statements of the Company that were included in the Reports. The Company has recorded a short-term borrowing due to the SBA inquiry for the full $9.8 million, plus accrued interest for all periods presented.

During July 2023, management received notification from the SBA that two additional forgiveness applications related to the PPP Loans were under review. As part of the review, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender.

Borrowers must retain PPP documentation for at least six years after the date the loan is forgiven or paid in full, and the SBA and SBA Inspector General must be granted these files upon request. The SBA could revisit its forgiveness decision and determine that the Company does not qualify in whole or in part for loan forgiveness and demand repayment of the loans. In addition, it is unknown what type of penalties could be assessed against the Company if the SBA disagrees with the Company's certification. Any penalties in addition to the potential repayment of the PPP Loans could negatively impact the Company's business, financial condition and results of operations and prospects.

## 4. REVENUE RECOGNITION

Our revenue is primarily derived from construction contracts that can span several quarters. We recognize revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606" or "Topic 606") which provides for a five-step model for recognizing revenue from contracts with customers as follows:

1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price
5. Recognize revenue

The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the cost to complete each project. We believe our experience allows us to create materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include:

- the completeness and accuracy of the original bid;
- costs associated with scope changes;
- changes in costs of labor and/or materials;
- extended overhead and other costs due to owner, weather and other delays;
- subcontractor performance issues;
- changes in productivity expectations;
- site conditions that differ from those assumed in the original bid;
- changes from original design on design-build projects;
- the availability and skill level of workers in the geographic location of the project;
- a change in the availability and proximity of equipment and materials;
- our ability to fully and promptly recover on affirmative claims and back charges for additional contract costs; and
- the customer's ability to properly administer the contract.

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit from period to period. Significant changes in cost estimates, particularly in our larger, more complex projects, could have a significant effect on our profitability.

Our contract assets include cost and estimated earnings in excess of billings that represent amounts earned and reimbursable under contracts, including claim recovery estimates, but have a conditional right for billing and payment such as achievement of milestones or completion of the project. Except for customer affirmative claims, generally, such unbilled amounts will become billable according to the contract terms and generally will be billed and collected over the next three months. Settlement with the customer of outstanding affirmative claims is dependent on the claims resolution process and could extend beyond one year. Based on our historical experience, we generally consider the collection risk related to billable amounts to be low. When events or conditions indicate that it is probable that the amounts outstanding become unbillable, the transaction price and associated contract asset is reduced.

Our contract liabilities consist of provisions for losses and billings in excess of costs and estimated earnings. Provisions for losses, if incurred, are recognized in the consolidated statements of income at the uncompleted performance obligation level for total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue. Billings in excess of costs and estimated earnings are billings to customers on contracts in advance of work performed, including advance payments negotiated as a contract condition. Generally, unearned project-related costs will be earned over the next twelve months.

## 5.  DISAGGREGATION OF REVENUE

The Company disaggregates revenue based on the following lines of service: (1) Gas & Water Distribution, (2) Gas & Petroleum Transmission, and (3) Electrical, Mechanical, & General services and construction. Certain reclassifications have been made to the year ended September 30, 2022, to reflect the current presentation. Our contract types are: Lump Sum, Unit Price, Cost Plus and T&M. The following tables present our disaggregated revenue for the fiscal years ended September 30, 2023 and 2022:

| | Year Ended September 30, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Gas & Water Distribution | Gas & Petroleum Transmission | Electrical, Mechanical, & General | Total revenue from contracts |
| Lump sum contracts | $ — | $ — | $ 101,700,805 | $ 101,700,805 |
| Unit price contracts | 68,066,230 | 86,738,111 | 6,110,395 | 160,914,736 |
| Cost plus and T&M contracts | — | 609,184 | 40,879,767 | 41,488,951 |
| Total revenue from contracts | $ 68,066,230 | $ 87,347,295 | $ 148,690,967 | $ 304,104,492 |
| | | | | |
| Earned over time | $ 25,184,336 | $ 86,738,111 | $ 107,674,083 | $ 219,596,530 |
| Earned at point in time | 42,881,894 | 609,184 | 41,016,884 | 84,507,962 |
| Total revenue from contracts | $ 68,066,230 | $ 87,347,295 | $ 148,690,967 | $ 304,104,492 |

| | Year Ended September 30, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Gas & Water Distribution | Gas & Petroleum Transmission | Electrical, Mechanical, & General | Total revenue from contracts |
| Lump sum contracts | $ — | $ — | $ 49,451,175 | $ 49,451,175 |
| Unit price contracts | 53,311,569 | 55,637,622 | 525,092 | 109,474,283 |
| Cost plus and T&M contracts | — | 2,630,879 | 36,033,663 | 38,664,542 |
| Total revenue from contracts | $ 53,311,569 | $ 58,268,501 | $ 86,009,930 | $ 197,590,000 |
| | | | | |
| Earned over time | $ 34,493,112 | $ 54,551,248 | $ 83,557,477 | $ 172,601,837 |
| Earned at point in time | 18,818,457 | 3,717,253 | 2,452,453 | 24,988,163 |
| Total revenue from contracts | $ 53,311,569 | $ 58,268,501 | $ 86,009,930 | $ 197,590,000 |

## 6.  CONTRACT BALANCES

The Company's accounts receivable consists of amounts that have been billed to customers and collateral is generally not required. Most of the Company's contracts have monthly billing terms; however, billing terms for some are based on project completion. Payment terms are generally within 30 to 45 days after invoices have been issued. The Company attempts to negotiate two-week billing terms and 15-day payment terms on larger projects. The timing of billings to customers may generate contract assets or contract liabilities.

During the twelve months ended September 30, 2023, we recognized revenue of $6.0 million that was included in the contract liability balance at September 30, 2022.

Accounts receivable-trade, net of allowance for doubtful accounts, contract assets and contract liabilities consisted of the following:

| | September 30, 2023 | | September 30, 2022 | | Change | |
|---|---|---|---|---|---|---|
| Accounts receivable-trade, net of allowance for doubtful accounts | $ | 51,168,895 | $ | 38,454,913 | $ | 12,713,982 |
| Contract assets | | | | | | |
| Cost and estimated earnings in excess of billings | $ | 15,955,220 | $ | 16,109,593 | $ | (154,373) |
| Contract liabilities | | | | | | |
| Billings in excess of cost and estimated earnings | $ | 17,743,001 | $ | 6,027,578 | $ | 11,715,423 |

## 7. PERFORMANCE OBLIGATIONS

The changes in contract transaction price can occur from items such as executed or estimated change orders, and unresolved contract modifications and claims.

For the year ended September 30, 2023, there was no significant amount of revenue recognized as a result of changes in contract transaction price related to performance obligations that were satisfied prior to September 30, 2022.

For the year ended September 30, 2022, there was no significant amount of revenue recognized as a result of changes in contract transaction price related to performance obligations that were satisfied prior to September 30, 2021.

At September 30, 2023, the Company had $147.5 million in remaining unsatisfied performance obligations, in which revenue is expected to be recognized in less than twelve months.

## 8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Activity in the Company's allowance for doubtful accounts consists of the following:

| | Year Ended September 30, | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| Balance at beginning of year | $ | 70,310 | $ | 70,310 |
| Charged to expense | | — | | — |
| Deductions for uncollectible receivables written off, net of recoveries | | (19,247) | | — |
| Balance at end of year | $ | 51,063 | $ | 70,310 |

**9. UNCOMPLETED CONTRACTS**

Costs and estimated earnings in excess of billings on uncompleted contracts are included in contract assets on the Consolidated Balance Sheets. Billings in excess of costs and estimated earnings on uncompleted contracts are included in contract liabilities on the Consolidated Balance Sheets.

Costs, estimated earnings, and billings on uncompleted contracts are summarized as follows:

|  | September 30, 2023 | | September 30, 2022 | |
|---|---|---|---|---|
| Costs incurred on contracts in progress | $ | 287,347,650 | $ | 192,957,145 |
| Estimated earnings, net of estimated losses | | 38,976,895 | | 28,150,060 |
| | | 326,324,545 | | 221,107,205 |
| Less billings to date | | 328,112,326 | | 211,025,190 |
| | $ | (1,787,781) | $ | 10,082,015 |
| | | | | |
| Costs and estimated earnings in excess of billings on uncompleted contracts | $ | 15,955,220 | $ | 16,109,593 |
| Less billings in excess of costs and estimated earnings on uncompleted contracts | | 17,743,001 | | 6,027,578 |
| | $ | (1,787,781) | $ | 10,082,015 |

The Company's unaudited backlog at September 30, 2023, and September 30, 2022, was $229.8 million and $142.3 million, respectively.

**10. CLAIMS**

The Company does not have any claims receivable as of September 30, 2023 and 2022. Claims receivable is a component of contract assets.

**11. PROVISION FOR LOSS**

The Company did not have a provision for loss at September 30, 2023.

The Company had one project with a $248,000 provision for loss at September 30, 2022. The provision was recorded as cost of revenues on the Company's 2022 consolidated statements of income and accrued expenses and other current liabilities on the Company's consolidated balance sheet at September 30, 2022.

**12. PROPERTY, PLANT AND EQUIPMENT**

Property, plant and equipment consist of the following:

|  | Year Ended September 30, | | | |
|---|---|---|---|---|
| | | 2023 | | 2022 |
| Land | $ | 2,974,354 | $ | 2,942,190 |
| Buildings and leasehold improvements | | 10,000,570 | | 9,291,898 |
| Operating equipment and vehicles | | 70,126,093 | | 60,245,329 |
| Office equipment, furniture and fixtures | | 1,225,570 | | 1,046,172 |
| Assets not yet in service | | 2,762 | | 210,844 |
| | | 84,329,349 | | 73,736,433 |
| Less accumulated depreciation | | 47,799,840 | | 41,074,646 |
| Property, plant and equipment, net | $ | 36,529,509 | $ | 32,661,787 |

**13. SHORT-TERM DEBT**

**Operating Line of Credit**

On July 13, 2022, the Company received a one-year extension on its $15.0 million operating line of credit effective June 28, 2022. The interest rate on the line of credit is the *"Wall Street Journal"* Prime Rate (the index) with a floor of 4.99%. Based on a borrowing base calculation, the Company had borrowed all $12.5 million available on the line of credit as of September 30, 2022. The interest rate at September 30, 2022, was 5.5%. On January 19, 2023, the Company received an amendment to the agreement which increased the line of credit to $30.0 million with a maturity date of June 28, 2023. On June 1, 2023, the agreement was renewed through June 28, 2024. The line of credit is limited to a borrowing base calculation, which was approximately $23.9 million at September 30, 2023. The outstanding balance on the line of credit was $8.7 million at September 30, 2023. The line of credit has a variable interest rate equal to the *"Wall Street Journal"* Prime Rate with a floor of 4.5%, which was 8.5% at September 30, 2023.

The modified financial covenants for the quarter ended June 30, 2023, and all subsequent quarters, are below:

- Minimum tangible net worth of $28.0 million,
- Minimum traditional debt service coverage of 1.50x on a rolling twelve- month basis,
- Minimum current ratio of 1.20x,
- Maximum debt to tangible net worth ratio ("TNW") of 2.75x,
- Each ratio and covenant shall be determined, tested, and measured as of each calendar quarter beginning June 30, 2023,
- The Company shall maintain a ratio of Maximum Senior Funded Debt ("SFD") to Earnings before Interest, Taxes, Depreciation and Amortization ("EBDITA") equal to or less than 3.5:1. SFD shall mean any funded debt or lease of the Company, other than subordinated debt. The covenant shall be tested quarterly, at the end of each fiscal quarter, with EBITDA based on the preceding four quarters.

The Company's lender has agreed to omit the effect of the PPP loan restatement from the Company's covenant compliance calculations while a final decision on PPP loan forgiveness remains in question. Thus, the Company was in compliance with all covenants at September 30, 2023. The Company projects to meet all covenant requirements for the next twelve months.

**Insurance Premiums Financed**

The Company also finances its captive insurance policy premiums on a short-term basis through a financing company. These insurance policies include workers' compensation, general liability, automobile, umbrella, and equipment policies. The Company makes a down payment in January and finances the remaining premium amount over eleven monthly payments. At September 30, 2023 and September 30, 2022, the remaining balance of the insurance premiums was $950,000 and $580,000, respectively.

**Paycheck Protection Program Loans**

Due to the economic uncertainties created by COVID-19 and limited operating funds available, the Company applied for loans under the PPP. On April 15, 2020, the Company and its subsidiaries, C.J. Hughes, Contractors Rental and Nitro, entered into separate PPP notes effective April 7, 2020, with its Lender in an aggregate principal amount of $13.1 million pursuant to the PPP Loans. In a special meeting held on April 27, 2020, the Board of Directors of the Company unanimously voted to return $3.3 million of the PPP Loans after discussing the financing needs of the Company and subsidiaries. That left the Company and subsidiaries with $9.8 million in PPP Loans to fund operations. During fiscal year 2021, the Company received notice that the SBA had granted forgiveness of the $9.8 million of PPP Loans and the SBA repaid the Lender in full. The forgiveness was recorded as other income for the fiscal year ended September 30, 2021.

During April 2023, management received notification from the SBA that one of the Company's forgiveness applications related to the PPP Loans was under review. As part of the review, the SBA requested additional payroll information. Additionally, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender. The Company recognizes that there is a possibility that the SBA could reverse its previous determination on the forgiveness of the PPP Loans. As a result of this uncertainty, the Company restated the previously audited financial statements of the Company for the fiscal years 2022 and 2021. The Company has recorded a short-term borrowing due to the SBA inquiry for the full $9.8 million, plus accrued interest.

During July 2023, management received notification from the SBA that two additional forgiveness applications related to the PPP Loans were under review. As part of the review, the SBA requested information regarding the ability of the Company's affiliates to meet SBA size standards and/or PPP corporate maximum limits. The requested information was subsequently provided to the SBA through the Lender.

Borrowers must retain PPP documentation for at least six years after the date the loan is forgiven or paid in full, and the SBA and SBA Inspector General must be granted these files upon request. The SBA could revisit its forgiveness decision and determine that the Company does not qualify in whole or in part for loan forgiveness and demand repayment of the loans. In addition, it is unknown what type of penalties could be assessed against the Company if the SBA disagrees with the Company's certification. Any penalties in addition to the potential repayment of the PPP Loans could negatively impact the Company's business, financial condition and results of operations and prospects.

## 14. SHORT-TERM AND LONG-TERM DEBT

A summary of short-term and long-term debt as of September 30, 2023 and 2022 is as follows:

| | 2023 | 2022 |
|---|---|---|
| Line of credit payable to bank, variable interest rate of 8.50% at September 30, 2023, final payment due by June 28, 2024, guaranteed by certain directors of the Company. See also Note 5. | $ 8,712,915 | $ 12,500,000 |
| Paycheck Protection Program loans from Small Business Administration, 1.0% simple interest, initially forgiven in the fiscal year ended September 30, 2021. Final forgiveness decision has not been determined. See also Note 3 | 10,184,320 | 10,084,531 |
| Term notes payable to United Bank, WV Pipeline acquisition, due in monthly installments of $64,853, fixed interest at 4.25%, final payment due by March 25, 2026, secured by receivables and equipment, guaranteed by certain directors of the Company. | 1,790,051 | 2,529,421 |
| Notes payable to finance companies, due in monthly installments totaling $50,000 at September 30, 2023 and $60,000 at September 30, 2022, including interest ranging from 0.00% to 6.92%, final payments due October 2023 through August 2026, secured by equipment. | 1,290,148 | 889,165 |
| Note payable to finance company for insurance premiums financed, due in monthly installments totaling $327,000 in FY 2023 and $282,000 in FY 2022, including interest rate at 6.7%, final payment December 2023. | 950,235 | 580,320 |
| Notes payable to bank, due in monthly installments totaling $7,848, including interest at 4.75%, final payment due November 2034 secured by building and property. | 813,242 | 867,383 |
| Notes payable to bank, due in monthly installments totaling $12,580, variable interest of 9.50% at September 30, 2023, final payment due November 2025 secured by building and property, guaranteed by certain directors of the Company. | 294,761 | 412,917 |
| Notes payable to bank, due in monthly installments totaling $59,932, including fixed interest at 6.0%, final payment due October 2027 secured by receivables and equipment, guaranteed by certain directors of the Company. | 2,601,404 | — |
| Equipment line of credit with a total of $8.5 million of $9.3 million available borrowed at September 30, 2023, fixed interest at 7.25% of outstanding balance due in monthly installments between June 1, 2023 and December 1, 2023. Note payments due in monthly installments, including fixed interest at 7.25%, beginning January 2024 with final payment due February 2028, secured by equipment, guaranteed by certain directors of the Company. | 8,487,085 | — |
| Notes payable to David Bolton and Daniel Bolton, due in annual installments totaling $500,000, including interest at 3.25%, final payment due December 31, 2026, unsecured | 1,660,000 | 2,380,000 |
| Notes payable to bank, fixed interest at 4.25% of outstanding balance due in monthly installments between January 2021 and January 2022. Note payments due in monthly installments totaling $68,150, including variable interest rate of 9.50% at September 30, 2023, with final payment due September 2026, secured by equipment, guaranteed by certain directors of the Company. | 1,873,831 | 2,549,281 |
| Term notes payable to United Bank, Tri-State Paving acquisition, due in monthly installments of $129,910, fixed interest at 4.50%, final payment due by June 1, 2027, secured by receivables and equipment, guaranteed by certain directors of the Company. | 5,698,761 | 6,982,097 |
| Notes payable to Corns Enterprises, due in annual installments totaling $250,000, including interest at 3.50%, final payment due April 29, 2026, unsecured | 468,523 | 943,836 |
| Total debt | $ 44,825,276 | $ 40,718,951 |
| Less current maturities | 25,954,747 | 27,224,867 |
| Total long-term debt | $ 18,870,529 | $ 13,494,084 |

F-18

At September 30, 2023, future expected payments due on short-term and long-term debt are as follows:

| | |
|---|---:|
| 2024 | $ 25,954,747 |
| 2025 | 6,736,040 |
| 2026 | 5,831,751 |
| 2027 | 3,962,217 |
| 2028 | 1,804,953 |
| Thereafter | 535,568 |
| | $ 44,825,276 |

## 15. INCOME TAXES

The components of income taxes are as follows:

| | Year Ended September 30, | | | |
|---|---|---:|---|---:|
| | | 2023 | | 2022 |
| **Federal** | | | | |
| Current | $ | 432,251 | $ | 78,000 |
| Deferred | | 1,865,019 | | 1,686,864 |
| Total | | 2,297,270 | | 1,764,864 |
| | | | | |
| **State** | | | | |
| Current | | 127,568 | | 22,000 |
| Deferred | | 550,412 | | 475,782 |
| Total | | 677,980 | | 497,782 |
| | | | | |
| Total income tax expense (benefit) | $ | 2,975,250 | $ | 2,262,646 |

The Company's income tax expense and deferred tax assets and liabilities reflect management's best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense. The Company's provision for income taxes is computed by applying a federal rate of 21.0% and a state rate of 6.0% to taxable income or loss after consideration of non-taxable and non-deductible items.

The income tax expense for the fiscal year ended September 30, 2023 was $3.0 million and was due to an increase in taxable income. The income tax expense for the fiscal year ended September 30, 2022, was $2.3 million.

The effective income tax rate for the fiscal year ended September 30, 2023 was 28.7%. The effective income tax rate for the fiscal year ended September 30, 2022 was 37.6%. Effective income tax rates are estimates and may vary from period to period due to changes in the amount of taxable income or loss, non-taxable and non-deductible expenses.

| | Year Ended September 30, | |
|---|---:|---:|
| | 2023 | 2022 |
| Statutory rate | 21.0 % | 21.0 % |
| State income taxes | 6.0 % | 6.0 % |
| Non-deductible meals and other | 1.7 % | 10.0 % |
| Non-deductible PPP Loan interest | * | 0.6 % |
| Effective tax rate | 28.7 % | 37.6 % |

(*Not material)

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company had $3.0 million and $10.5 million of federal net operating loss carryforwards at September 30, 2023 and 2022, respectively. The federal net operating loss carryforwards do not expire; however, are limited to 80% of future taxable income. The Company had $23.3 million and $26.4 million of state net operating loss carryforwards at September 30, 2023 and 2022, respectively. The state net operating loss carryforwards begin to expire in 2025.

The income tax effects of temporary differences giving rise to the deferred tax assets and liabilities are as follows:

| | Year Ended September 30, | | | |
| | 2023 | | 2022 | |
|---|---|---|---|---|
| Deferred tax liabilities | | | | |
| Property and equipment | $ | 8,141,025 | $ | 7,686,064 |
| Other | | 588,632 | | 7,632 |
| Total deferred tax liabilities | $ | 8,729,657 | $ | 7,693,696 |
| | | | | |
| Deferred income tax assets | | | | |
| Other | $ | 948,704 | $ | 404,093 |
| Net operating loss carryforward | | 910,443 | | 2,834,524 |
| Total deferred tax assets | $ | 1,859,147 | $ | 3,238,617 |
| | | | | |
| Total net deferred tax liabilities | $ | 6,870,510 | $ | 4,455,079 |

The Company does not believe that it has any unrecognized tax benefits included in its consolidated financial statements that require recognition. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in general and administrative expenses.

## 16. EARNINGS PER SHARE

Earnings per share for the years ended September 30, 2023, and 2022 are as follow:

| | Year Ended September 30, 2023 | | Year Ended September 30, 2022 | |
|---|---|---|---|---|
| Net income | $ | 7,401,420 | $ | 3,750,315 |
| Weighted average shares outstanding-basic | | 16,646,086 | | 16,323,790 |
| Weighted average shares outstanding-diluted | | 16,670,963 | | 16,323,790 |
| Earnings per share available to common shareholders | $ | 0.44 | $ | 0.23 |
| Earnings per share available to common shareholders-diluted | $ | 0.44 | $ | 0.23 |

The diluted weighted average shares outstanding calculation included a 24,877 dilutive effect for 40,000 restricted stock grants awarded during the twelve months ended September 30, 2023.

## 17. STOCK REPURCHASE PLAN

On July 6, 2022, the Company's Board of Directors authorized a share repurchase program (the "Program"), pursuant to which the Company may, from time to time, purchase shares of its common stock for an aggregate repurchase not to exceed 1,000,000 shares, which is approximately 6.0% of its outstanding common stock. The Program does not obligate the Company to purchase any number of shares, and there is no guarantee as to the exact number of shares to be repurchased by the Company.

The repurchases of Energy Services of America Corporation's shares of its common stock during the twelve months ended September 30, 2023 was as follows:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Value of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Maximum Number of Shares That May Yet Be Purchased Under the Plan or Programs |
|---|---|---|---|---|
| March 1, 2023-March 31, 2023 | 32,181 | $ 2.23 | $ 71,655 | 967,819 |
| April 1, 2023-April 30, 2023 | 31,047 | 2.21 | 68,498 | 936,772 |
| May 1, 2023-May 30, 2023 | 36,772 | 2.16 | 79,462 | 900,000 |
| Total | 100,000 | $ 2.20 | $ 219,615 | |

## 18. LONG TERM INCENTIVE PLAN

On February 16, 2022, the stockholders of Energy Services approved the Company's 2022 Equity Incentive Plan (the "Equity Incentive Plan"), which provides for the grant of stock-based awards to officers and employees of the Company and its subsidiaries. The maximum number of shares of stock, in the aggregate, that may be granted under the Equity Incentive Plan as stock options, restricted stock or restricted stock units is 1,500,000 shares. A description of the material terms of the Equity Incentive Plan is contained in the Company's definitive proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 11, 2022. The amount recognized for compensation expense for the twelve months ended September 30, 2023 was not significant.

A table of restricted stock grants awarded during the twelve months ended September 30, 2023 are below:

| Available at the beginning of current fiscal year | Granted during current fiscal year | Exercised or converted during current fiscal year | Forfeited during current fiscal year | Expired during current fiscal year | Available at the end of current fiscal year | Exercisable or convertible at the end of current fiscal year |
|---|---|---|---|---|---|---|
| 1,500,000 | 40,000 (1) | — | — | — | 1,460,000 | — |

(1) Restricted stock grant awarded on February 15, 2023 with three year vesting period beginning in February 2024. Shares of unvested restricted stock are excluded from the calculation of basic weighted average shares outstanding, but their dilutive impact is added back in the calculation of diluted weighted average shares outstanding.

| Year | Vesting Shares |
|---|---|
| 2024 | 13,334 |
| 2025 | 13,333 |
| 2026 | 13,333 |

**19. RELATED PARTY TRANSACTIONS**

We intend that all transactions between us and our executive officers, directors, holders of 10% or more of the shares of any class of our common stock and affiliates thereof, will be on terms no less favorable than those terms given to unaffiliated third parties and will be approved by a majority of our independent outside directors not having any interest in the transaction.

On December 16, 2014, the Company's Nitro subsidiary entered into a 20-year $1.2 million loan agreement with First Bank of Charleston, Inc. (West Virginia) to purchase the office building and property it had previously been leasing for $6,300 each month. The interest rate on the loan agreement is 4.82% with monthly payments of $7,800. Mr. Douglas Reynolds, President of Energy Services, was a director and secretary of First Bank of Charleston. Mr. Samuel Kapourales, a director of Energy Services, was also a director of First Bank of Charleston. On October 15, 2018, First Bank of Charleston was merged into Premier Bank, Inc., a wholly owned subsidiary of Premier Financial Bancorp, Inc. Mr. Marshall Reynolds, Chairman of the Board of Energy Services, held the same position with Premier Financial Bancorp, Inc. Mr. Douglas Reynolds is the president and a director of Energy Services and was a director of Premier Financial Bancorp, Inc. On September 17, 2021, Peoples Bancorp, Inc., parent company of Peoples Bank, completed an acquisition of Premier Financial Bancorp, Inc. and its wholly owned subsidiaries, Premier Bank and Citizens Deposit Bank & Trust. On October 26, 2021, Mr. Douglas Reynolds was elected director of Peoples Bancorp, Inc., and its subsidiary Peoples Bank (collectively "Peoples Bank"). On February 21, 2023, Mr. Reynolds resigned from the board of directors of Peoples Bank. As of March 31, 2023, the Company had paid approximately $373,000 in principal and approximately $424,000 in interest since the beginning of the loan. This transaction was no longer considered a related party transaction subsequent to the quarter ended March 31, 2023.

On April 29, 2022, the Company entered into a $1.0 million promissory note agreement with Corns Enterprises as partial consideration for the purchase of Tri-State Paving. This four-year agreement requires $250,000 principal installment payments on or before the end of each twelve (12) full calendar month period beginning April 29, 2022. Interest payments due shall be calculated on the principal balance remaining and shall be at the stated rate of 3.5% per year. The Company has made $500,000 in principal payments on this note as of September 30, 2023.

Subsequent to the April 29, 2022 acquisition of Tri-State Paving, the Company entered into an operating lease for facilities in Hurricane, West Virginia with Corns Enterprises. This thirty-six-month lease is treated as a right-of-use asset and has payments of $7,000 per month. The total net present value at inception was $236,000 with a carrying value of $133,000 at September 30, 2023.

SQP made an equity investment of $156,000 in 1030 Quarrier Development, LLC ("Development") in August 2022. Development is a variable interest entity ("VIE") that is 75% owned by 1030 Quarrier Ventures, LLC ("Ventures") and 25% owned by SQP. SQP is not the primary beneficiary of the VIE and therefore will not consolidate Development into its consolidated financial statements. Instead, SQP will apply the equity method of accounting for its investment in Development. Development, a 1% owner, and United Bank, a 99% owner, formed 1030 Quarrier Landlord, LLC ("Landlord"). Landlord decided to pursue the following development project (the "Project"): a historical building at 1030 Quarrier Street, Charleston, West Virginia as well as associated land (the "Property") was purchased to be developed/rehabilitated into a commercial project including apartments and commercial space. Upon the completion of development, the Property will be used to generate rental income. SQP has been awarded the construction contract for the Project. United Bank provided $5.0 million in loans to fund the Project. SQP and Ventures have jointly provided an unconditional guarantee for the $5.0 million of obligations associated with the Project.

Other than mentioned above, there were no new material related party transactions entered into during the fiscal year ended September 30, 2023.

Certain Energy Services subsidiaries routinely engage in transactions in the normal course of business with each other, including sharing employee benefit plan coverage, payment for insurance and other expenses on behalf of other affiliates, and other services incidental to business of each of the affiliates. All revenue and related expense transactions, as well as the related accounts payable and accounts receivable have been eliminated in consolidation.

## 20. LEASE OBLIGATIONS

The Company leases office space for SQP for $1,500 per month. The lease, which was originally signed on March 25, 2021, is for a period of two years with five one-year renewals available immediately following the end of the base term. The Company has only committed to a one-year renewal and is evaluating the intent to renew for additional periods.

The Company has two lease agreements for construction equipment with a combined amount of $160,000. The leases have a term of twenty-two months with a stated interest rate of 0%, combined monthly installment payments of $6,645 and are cancellable at any time without penalty. The Company has the right to purchase the equipment at the expiration of the leases by applying the two-month deposit paid. The related assets and finance lease obligations associated with these lease agreements are included in the consolidated balance sheets within property, plant and equipment and long-term debt.

The Company has two right-of-use operating leases acquired on April 29, 2022, as part of the Tri-State Paving, LLC transaction. The first operating lease, for the Hurricane, West Virginia facility, had a net present value of $236,000 at inception, and a carrying value of $133,000 at September 30, 2023. The second operating lease, for the Chattanooga, Tennessee facility, had a net present value of $144,000 at inception, and a carrying value of $57,000 at September 30, 2023. The 4.5% interest rate on the operating leases is based on the Company's incremental borrowing rate at inception.

The Company has a right-of-use operating lease with Enterprise acquired on August 11, 2022, as part of the Ryan Environmental acquisition. This lease agreement was initially for thirty-one vehicles with a net present value of $1.2 million. The Company subsequently netted forty-one additional leased vehicles with a net present value of $2.4 million. The right-of-use operating lease has a carrying value of $2.9 million at September 30, 2023. Each vehicle leased under the master lease program has its own implicit rate ranging from 12.8% to 15.6%.

The Company has a right-of-use operating lease with RICA Developers, LLC acquired on August 12, 2022, as part of the Ryan Environmental acquisition. This lease, for the Bridgeport, West Virginia facility, had a net present value of $140,000 at inception and no carrying value at September 30, 2023. The 4.5% interest rate on the operating lease was based on the Company's incremental borrowing rate at inception. The Company has signed a one-year renewal agreement effective October 1, 2023 through September 30, 2024.

The Company has a right-of-use operating lease acquired on March 28, 2023. This lease, for the Winchester, Kentucky facility, had a net present value of $290,000 at inception and a carrying value of $262,000 at September 30, 2023. The 7.75% interest rate on the operating lease is based on the Company's incremental borrowing rate at inception.

Schedules related to the Company's operating leases at fiscal year ended September 30, 2023 can be found below:

| Operating Lease-Weighted Average Remaining Term | Years left | Present value of remaining liability | Lease end | Fiscal year end |
|---|---|---|---|---|
| Operating lease 1 | 1.6 | $ 133,000 | 4/30/2025 | 2025 |
| Operating lease 2 | 0.7 | 57,031 | 5/31/2024 | 2024 |
| Operating lease 3 | 3.7 | 2,898,588 | 8/10/2026 | 2027 |
| Operating lease 4 | 0.0 | — | 9/30/2023 | 2023 |
| Operating lease 5 | 2.5 | 262,171 | 3/31/2026 | 2026 |
| | | $ 3,350,790 | | |
| | | | | |
| Weighted average remaining term | | 3.4 years | | |

F-23

| Operating Lease Maturity Schedule | | |
|---|---:|---:|
| 2024 | $ | 1,205,658 |
| 2025 | | 1,097,808 |
| 2026 | | 969,003 |
| 2027 | | 326,022 |
| | | 3,598,491 |
| Less amounts representing interest | | (247,701) |
| Present value of operating lease liabilities | $ | 3,350,790 |

| Operating Lease Expense | Year ended September 30, 2023 | | Year ended September 30, 2022 | |
|---|---:|---|---:|---|
| Amortization | | | | |
| Operating lease 1 | $ | 72,267 | $ | 30,933 |
| Operating lease 2 | | 62,001 | | 25,554 |
| Operating lease 3 | | 568,114 | | 22,672 |
| Operating lease 4 | | 113,480 | | 19,552 |
| Operating lease 5 | | 28,191 | | — |
| Total amortization | | 844,053 | | 98,711 |
| | | | | |
| Interest | | | | |
| Operating lease 1 | | 7,355 | | 4,067 |
| Operating lease 2 | | 3,825 | | 2,411 |
| Operating lease 3 | | 87,416 | | 4,360 |
| Operating lease 4 | | 2,802 | | 964 |
| Operating lease 5 | | 11,391 | | — |
| | | 112,789 | | 11,802 |
| Total amortization and interest | $ | 956,842 | $ | 110,513 |

| Cash Paid for Operating Leases | Year ended September 30, 2023 | | Year ended September 30, 2022 | |
|---|---:|---|---:|---|
| Operating lease 1 | $ | 79,622 | $ | 35,000 |
| Operating lease 2 | | 65,826 | | 27,965 |
| Operating lease 3 | | 655,530 | | 27,032 |
| Operating lease 4 | | 116,282 | | 27,561 |
| Operating lease 5 | | 39,582 | | — |
| | $ | 956,842 | $ | 117,558 |

The Company rents equipment for use on construction projects with rental agreements being week to week or month to month. Rental expense can vary by fiscal year due to equipment requirements on construction projects and the availability of Company owned equipment. Rental expense, which is included in cost of goods sold on the consolidated statements of income, was $12.1 million and $9.8 million for the years ended September 30, 2023, and 2022, respectively.

## 21. MAJOR CUSTOMERS

The tables below present customers that represent 10.0% or more of the Company's revenue or accounts receivable, net of retention as of or for the fiscal years ended September 30, 2023, and 2022:

| Revenue | FY 2023 | FY 2022 |
|---|---|---|
| TransCanada Corporation | 13.9 % | 16.6 % |
| NiSource and subsidiaries | 17.5 % | * % |
| All other | 68.6 % | 83.4 % |
| Total | 100.0 % | 100.0 % |

* Less than 10.0% and included in "All other" if applicable

| Accounts receivable, net of retention | FY 2023 | FY 2022 |
|---|---|---|
| NiSource and subsidiaries | 11.8 % | * % |
| TransCanada Corporation | * % | 11.6 % |
| All other | 88.2 % | 88.4 % |
| Total | 100.0 % | 100.0 % |

* Less than 10.0% and included in "All other" if applicable

Virtually all work performed for major customers was awarded under competitive bid fixed price or unit price arrangements. The loss of a major customer could have a severe impact on the profitability of the operations of the Company. However, due to the nature of the Company's operations, the major customers and sources of revenues may change from year to year.

## 22. RETIREMENT AND EMPLOYEE BENEFIT PLANS

In 2023 and 2022, C. J. Hughes maintained a tax-qualified 401(k) retirement plan for union employees. Employees can contribute up to 15% of eligible wages, provided the compensation deferred for a plan year does not exceed the indexed dollar amount set by the Internal Revenue Service which was $22,500 for 2023 and $20,500 for 2022. C. J. Hughes matches $0.25 on each dollar contributed up to 6% of eligible wages.

C. J. Hughes contributed $17,000 and $22,000 to the union plan for the fiscal years September 30, 2023 and 2022, respectively. Additionally, each plan year, C. J. Hughes may make a discretionary profit-sharing contribution for participants who are actively employed on the last day of the plan year. No discretionary profit-sharing contribution was made for the 2023 or 2022 plan year.

Effective January 1, 2010, Energy Services became the successor plan sponsor of the C. J. Hughes Construction Company, Inc. 401(k) Plan for non-union employees (the "Plan"). The Plan was renamed the Energy Services of America Staff 401(k) Retirement Savings Plan. Employees are eligible to participate in the Plan upon completion of six months of service but must wait until a quarterly entry to join the Plan. In addition, participants who are age 50 or older by the end of the Plan year may elect to defer up to an additional $7,500 into the Plan for 2023.

Energy Services may make annual discretionary matching contributions and/or profit-sharing contributions to the Plan. The matching contribution formula for the Plan was 100% of each dollar contributed for the first 3% of eligible wages and 50% of each dollar contributed for the next 3% of eligible wages. The Company's matching contribution is used by the Plan's third-party administrator to purchase Energy Services of America common stock from the open market. No restrictions on the match exist after it has been contributed. No profit-sharing contribution was made for the 2023 or 2022 plan year.

Energy Services and its wholly owned subsidiaries contributed $599,000 and $402,000, respectively, for the fiscal years ended September 30, 2023, and 2022 to the Plan.

The Company contributes to a number of multi-employers defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. If participating employers stop contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company chooses to stop participating in some of its multi-employer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following table presents our participation in these plans:

| Pension Fund | EIN/Pension Plan Number | Pension Protection Act ("PPA") Certified Zone Status (1) | | FIP/RP Status Pending/ Implemented (2) | Contributions of Energy Services Companies | | Surcharge Imposed | Expiration Date of Collective Bargaining Agreement |
| | | 2022 | 2021 | | 2023 | 2022 | | |
|---|---|---|---|---|---|---|---|---|
| Central States, Southeast and Southwest Areas Pension Fund | 36-6044243/001 | Red | Red | Implemented | $ 160,566 | $ 123,142 | no | Various |
| Employer-Teamsters Local Nos. 175 and 505 | 55-6021850/001 | Red | Red | Implemented | — | — | no | Various |
| Laborers National Pension Fund | 75-1280827/001 | Red | Red | Implemented | 46,167 | 384,908 | no | Various |
| Laborers' District Council of Western Pennsylvania Pension Plan | 25-6135576/001 | Yellow | Yellow | Implemented | — | 269,915 | no | Various |
| Operating Engineers Local 324 Pension Fund | 38-1900637/001 | Red | Red | Implemented | 837 | 66,757 | no | Various |
| National Automatic Sprinkler Industry Pension Fund | 52-6054620/001 | Red | Red | Implemented | 214,590 | 199,984 | no | Various |
| Iron Workers District Council of Southern Ohio &Vicinity Pension Trust | 31-6038516/001 | Green | Yellow | Implemented | 279,998 | 208,588 | no | Various |
| Carpenters Pension Fund of WV | 55-6027998/001 | Red | Red | Implemented | 907,515 | 719,665 | no | Various |
| Plumbers & Pipefitters National Pension Fund | 52-6152779/001 | Yellow | Yellow | Implemented | 817,059 | 660,324 | no | Various |
| Sheet Metal Workers' National Pension Fund | 52-6112463/001 | Yellow | Yellow | Implemented | 188,749 | 175,643 | no | Various |
| Plumbers and Steamfitters Local 577 Pension Fund | 31-6134953/001 | Red | Red | Implemented | 5,623 | — | no | Various |
| | | | | | | | | |
| All Other | | Green | Green | | 8,978,053 | 3,611,624 | no | Various |
| | | | | | $ 11,599,157 | $ 6,420,550 | | |

(1) The most recent PPA zone status available in 2023 and 2022 is the plan's year-end during 2022 and 2021, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

(2) Indicates whether the plan has a financial improvement plan ("FIP") or a rehabilitation plan ("RP") which is either pending or has been implemented.

The Company currently does not have any intention of withdrawing from any of the multi-employer pension plans in which it participates.

On November 12, 2021, the Company received a withdrawal liability claim from a pension plan to which the Company made pension contributions for union construction employees performing covered work in a particular jurisdiction. The Company has not performed covered work in their jurisdiction since 2011; however, the Company disagrees with the withdrawal claim and believes it is covered by an exemption under federal law. The demand called for thirty-four quarterly installment payments of $41,000 starting December 15, 2021. The Company must comply with the demand under federal pension law; however, the Company firmly believes no withdrawal liability exists. The Company is in negotiations with the pension fund to resolve the matter and all future payments have been suspended as part of the negotiation. The Company has expensed all $164,000 in payments made through September 30, 2022, and does not expect any future liabilities related to this claim. The Company made no payments during the twelve months ended September 30, 2023.

## 23. CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents and contract receivables. The Company places its cash with high quality financial institutions. At times, the balances in such institutions may exceed the FDIC insurance limit of $250,000 per depositor, per insured bank, for each account ownership category. FDIC insurance covers all deposit accounts, including checking accounts, savings accounts, money market deposit accounts, and certificates of deposit. As of September 30, 2023, the Company had $15.0 million of uninsured deposits.

The Company performs periodic credit evaluations of its customer's financial condition and generally does not require collateral. Consequently, the Company is subject to potential credit risk related to business and economic factors that would affect these companies. However, the Company generally has certain statutory lien rights with respect to services provided. Credit losses consistently have been within management's expectations.

## 24. COMMITMENTS AND CONTINGENCIES

During the normal course of operations, the Company is subject to certain subcontractor claims, mechanic's liens, and other litigation. Management is of the opinion that no material obligations will arise from any pending legal proceedings. Accordingly, no provision has been made in the financial statements for such litigation.

Some customers, particularly new ones or governmental agencies require the Company to post bid bonds, performance bonds and payment bonds (collectively, performance bonds). These performance bonds are obtained through insurance carriers and guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If the Company fails to perform under a contract or to pay subcontractors and vendors, the customer may demand that the insurer make payments or provide services under the bond. The Company must reimburse the insurer for any expenses or outlays it is required to make.

In February 2014, the Company entered into an agreement with a surety company to provide bonding which will suit the Company's immediate needs. The ability to obtain bonding for future contracts is an important factor in the contracting industry with respect to the type and value of contracts that can be bid on.

Depending upon the size and conditions of a particular contract, the Company may be required to post letters of credit or other collateral in favor of the insurer. Posting these letters or other collateral will reduce our borrowing capabilities. The Company does not anticipate any claims in the foreseeable future. At September 30, 2023, the Company had $72.0 million in performance bonds outstanding.

In the fiscal year 2020, the Company received $9.8 million in PPP Loans. The Company believes it meets the SBA's certification requirement based on its limited access to capital, weakened business operations during the pandemic and small market value. The Company's shares of common stock did not trade on a national exchange at that time. However, no assurance can be given as to the outcome if the SBA re-evaluates the Company's loan certification. The SBA could determine that the Company does not qualify in whole or in part for loan forgiveness. In addition, it is unknown what type of penalties could be assessed against the Company if the SBA disagrees with the Company's certification. The Company could be required to repay its PPP Loans. Any penalties in addition to the potential repayment of the PPP Loans could negatively impact the Company's business, financial condition and results of operations and prospects.

## 25. ACQUISITIONS

Energy Services accounts for business combinations under the acquisition method in accordance with ASC Topic 805 "Business Combinations". Accordingly, for the transaction, the purchase price is allocated to the fair value of the assets acquired and liabilities assumed as of the date of the acquisition. In conjunction with ASC 805, upon receipt of final fair value estimates during the measurement period, which must be within one year of the acquisition date, Energy Services records any adjustments to the preliminary fair value estimates in the reporting period in which the adjustments are determined.

On April 29, 2022, the Company completed the acquisition of Tri-State Paving LLC, located in Hurricane, West Virginia. Pursuant to the Asset Purchase Agreement ("Agreement") signed on April 6, 2022, and amended on April 29, 2022, the Company acquired substantially all the assets (including but not limited to customer contracts, employees, and equipment) of Tri-State Paving,

LLC for $7.5 million in cash, a $1.0 million promissory note, and $1.0 million in Energy Services common stock. The $7.5 million in cash was funded through a loan from United Bank and the transaction resulted in the issuance of 419,287 common shares.

As part of the Agreement, the Company entered into a four-year, $1.0 million note that requires $250,000 principal installment payments on or before the end of each twelve (12) full calendar month period beginning on the date of the Note, April 29, 2022. Interest payments due shall be calculated on the principal balance remaining and shall be at the stated rate of 3.5% per year.

The non-cash purchase price, including $390,000 of debt assumed, for the Tri-State Paving acquisition is allocated in the table below:

| | | |
|---|---|---|
| Property and equipment | $ | 5,709,094 |
| Goodwill | | 2,273,237 |
| Customer relationships | | 1,649,159 |
| Non-compete | | 39,960 |
| Tradename | | 203,213 |
| Total | $ | 9,874,663 |

Tri-State Paving earned revenues of $4.9 million from April 29, 2022 through September 30, 2022 and $13.5 million for the twelve months ended September 30, 2023.

ASC 805-10-50-2 requires public companies that present comparative financial statements to present pro forma financial statements as though the business combination that occurred during the current fiscal year had occurred as of the beginning of the comparable prior annual reporting period. As allowed under ASC 805-10-50-2, the Company finds this information impracticable to provide for the periods presented due to the lack of availability of meaningful financial statements of the acquired companies that comply with U.S. GAAP.

On August 11, 2022, Ryan Construction, a newly formed wholly owned subsidiary of Energy Services, completed the acquisition of Ryan Environmental, located in Bridgeport, WV, pursuant to an order issued by the United States Bankruptcy Court for the Northern District of West Virginia (the "Court") on August 9, 2022 and Ryan Transport, located in Bridgeport, West Virginia, under the terms of an Asset Purchase Agreement. As part of the business combination, the Company acquired certain assets, including equipment, vehicles, and small tools, of Ryan Environmental for $3.0 million in cash and certain assets, including equipment and small tools, of Ryan Transport for $1.0 million in cash.

The purchase price for the Ryan Environmental and Ryan Transport acquisitions is allocated in the table below:

| | | |
|---|---|---|
| Property and equipment | $ | 3,237,559 |
| Accounts receivable | | 677,254 |
| Unbilled receivable | | 127,244 |
| Total | $ | 4,042,057 |

Ryan Construction earned revenues of $852,000 from August 11, 2022 through September 30, 2022 and $8.1 million for the twelve months ended September 30, 2023.

ASC 805-10-50-2 requires public companies that present comparative financial statements to present pro forma financial statements as though the business combination that occurred during the current fiscal year had occurred as of the beginning of the comparable prior annual reporting period. As allowed under ASC 805-10-50-2, the Company finds this information impracticable to provide for the periods presented due to the lack of availability of meaningful financial statements of the acquired companies that comply with U.S. GAAP.

## 26. GOODWILL AND INTANGIBLE ASSETS

The Company follows the guidance of ASC 350-20-35-3 "Intangibles-Goodwill and Other (Topic 350)" which requires a company to record an impairment charge based on the excess of a reporting unit's carrying amount of goodwill over its fair value. Under the current guidance, companies can first choose to assess any impairment based on qualitative factors (Step 0). If a company fails this test or decides to bypass this step, it must proceed with a quantitative assessment of goodwill impairment. The Company did not have a goodwill impairment at September 30, 2023 or 2022.

A table of the Company's goodwill is below:

|  | September 30, 2023 | September 30, 2022 |
|---|---|---|
| Beginning balance | $ 4,087,554 | $ 1,814,317 |
| Acquired | — | 2,273,237 |
| Ending balance | $ 4,087,554 | $ 4,087,554 |

A table of the Company's intangible assets subject to amortization at September 30, 2023, is below:

| Intangible assets: | Remaining Life at September 30, 2023 | Original Cost | Accumulated Amortization and Impairment at September 30, 2023 | Accumulated Amortization and Impairment at September 30, 2022 | Amortization and Impairment Twelve Months Ended September 30, 2023 | Amortization and Impairment Twelve Months Ended September 30, 2022 | Net Book Value September 30, 2023 |
|---|---|---|---|---|---|---|---|
| **West Virginia Pipeline:** | | | | | | | |
| Customer Relationships | 87 months | $ 2,209,724 | $ 607,661 | $ 386,693 | $ 220,968 | $ 220,968 | $ 1,602,063 |
| Tradename | 87 months | 263,584 | 72,500 | 46,136 | 26,364 | 26,364 | 191,084 |
| Non-competes | - months | 83,203 | 83,203 | 72,806 | 10,397 | 41,604 | — |
| **Revolt Energy:** | | | | | | | |
| Employment agreement/non-compete | - months | 100,000 | 100,000 | 77,779 | 22,221 | 63,890 | — |
| **Tri-State Paving:** | | | | | | | |
| Customer Relationships | 103 months | 1,649,159 | 233,631 | 66,781 | 166,850 | 66,781 | 1,415,528 |
| Tradename | 103 months | 203,213 | 28,789 | 8,368 | 20,421 | 8,368 | 174,424 |
| Non-competes | - months | 39,960 | 39,960 | 16,590 | 23,370 | 16,590 | — |
| Total intangible assets | | $ 4,548,843 | $ 1,165,744 | $ 675,153 | $ 490,591 | $ 444,565 | $ 3,383,099 |

Amortization expense associated with the identifiable intangible assets is expected to be as follows:

| | Amortization Expense |
|---|---|
| 2024 | $ 432,564 |
| 2025 | 432,564 |
| 2026 | 432,564 |
| 2027 | 432,564 |
| 2028 | 432,564 |
| After | 1,220,279 |
| Total | $ 3,383,099 |

## 27. SUBSEQUENT EVENTS

On November 15, 2023, the Company's Board of Directors approved an annual dividend of $0.06 per common share. The 2024 dividend was paid on January 2, 2024 to holders of record as of December 15, 2023. While this is expected to be an annual dividend, factors such as income from operations, cash flows, and overall financial outlook may affect future dividend payments.

Management has evaluated all subsequent events for accounting and disclosure. There have been no other material events during the period, other than noted above, that would either impact the results reflected in the report or the Company's results going forward.